SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                      PR Specialists, Inc.
----------------------------------------------------------------------
                        (Name of Issuer)

                Common Stock, $0.001 Par Value
----------------------------------------------------------------------
                 (Title of Class of Securities)

                          693576 10 0
----------------------------------------------------------------------
                         (CUSIP Number)

                     David M. Bovi, Esquire
                 319 Clematis Street, Suite 804
                 West Palm Beach, Florida 33401
                         (561) 655-0665
----------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Reporting Person)

                          May 1, 2002
----------------------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the
following box [   ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

CUSIP No. 693576 10 0
-------------------------------------------------------------------------

1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.
    of Above Persons:

    Elliot Bellen
-------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)
-------------------------------------------------------------------------
3)  SEC  Use  Only
-------------------------------------------------------------------------
4)  Sources  of  Funds  (See  Instructions):     PF/OO
-------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------
6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:            959,460 (1)
Shares Bene-
ficially           (8)  Shared Voting Power             -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:       959,460 (1)
ing Person
With              (10) Shared Dispositive Power         -0-
-------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     959,460 (1)
-------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------
13)  Percent  of Class  Represented  by  Amount  in Row  (11):   6.2%

-------------------------------------------------------------------------
14)  Type  of  Reporting  Person  (See  Instructions):   IN
-------------------------------------------------------------------------

(1) Includes 927,550 shares of common stock which Rudolph Services Group, Inc., a Florida corporation beneficially owns, and 31,900 shares of common stock which A.D. Lloyd Management, Inc., a Florida corporation beneficially owns. Mr. Bellen is a controlling shareholder of Rudolph Services Group, Inc., and an officer, director, and controlling shareholder of A.D. Lloyd Management, Inc. See Items 2 and 3 herein for additional information with respect to this.

CUSIP No.    693576 10 0
-------------------------------------------------------------------------
1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.
    of Above Persons:

    Rudolph Services Group, Inc., a Florida corporation
-------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)
-------------------------------------------------------------------------
3)  SEC  Use  Only
-------------------------------------------------------------------------
4)  Sources  of  Funds  (See  Instructions):     WC/OO
-------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------
6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:            927,550 (1)
Shares Bene-
ficially           (8)  Shared Voting Power             -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:       927,550 (1)
ing Person
With              (10) Shared Dispositive Power         -0-
-------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     927,550 (1)

-------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
-------------------------------------------------------------------------
13)  Percent  of Class  Represented  by  Amount  in Row  (11):   6.0%

-------------------------------------------------------------------------
14)  Type  of  Reporting  Person  (See  Instructions):   CO

(1) Does not include 31,900 shares of common stock which A.D. Lloyd Management, Inc., a Florida corporation beneficially owns. Rudolph Services Group, Inc. disclaims beneficial ownership of these 31,900 shares. See Items 2 and 3 herein for additional information with respect to this.

Item 1. Security and Issuer

     This statement relates to the common stock, $0.001 par value
("Common Stock") of PR Specialists, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 335 South State Road 7, Margate, Florida 33068.

Item 2.  Identity and Background

     This statement is jointly filed pursuant to Rule 13d-1(f) by Elliot Bellen, an individual and Rudolph Services Group, Inc. ("Rudolph"), a Florida corporation. Mr. Bellen and Rudolph shall collectively be referred to as the "Reporting Persons".

     Mr. Bellen's principal occupation is a private investor and business consultant. Mr. Bellen is the controlling shareholder, sole officer and sole director of A.D. Lloyd Management, Inc., a privately held business consulting and holding corporation organized under the laws of the State of Florida ("A.D. Lloyd"). Mr. Bellen's business address is 780 S. Sapadilla Avenue, Suite 406, West Palm Beach, Florida 33401.

     Mr. Bellen is the controlling shareholder of Rudolph, a private holding corporation. Mr. Patrick O'Keefe is Rudolph's sole officer and director. Rudolph's principal office and business address is 780 S. Sapadilla Avenue, Suite 406, West Palm Beach, Florida 33401. Mr. O'Keefe's principal occupation is a regional operations director for a veterinary center. Mr. O'Keefe's business address is 109 Seaman Avenue #5F, New York, NY 10034.

     Neither Mr. Bellen, Mr. O'Keefe, nor Rudolph, during the last five
(5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither Mr. Bellen, Mr. O'Keefe, nor Rudolph, during the last five
(5) years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Elliot Bellen and Patrick O'Keefe are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Over the past 60 days, the Reporting Persons:

     A. Acquired 750,000 shares of Common Stock of the Issuer on May 1, 2002, when the Issuer completed the acquisition of 100% of the issued and outstanding shares of Servitrust Corp. ("Servitrust"). Rudolph was a shareholder of Servitrust, which triggered its filing obligation under this Schedule 13D. Rudolph's shares in Servitrust were exchanged for the Issuer's Common Stock at a ratio of 10,000 shares of the Issuer for every 1 share of Servitrust. This consideration amount was arrived at through negotiation between the Company and Servitrust.

     B. Acquired, through A.D. Lloyd, 16,666 shares of Common Stock of the Issuer on March 11, 2002 pursuant to a private purchase transaction from Future Engine at a price of $0.10 per share. The source of the funds was from the Reporting Persons' working capital.

     C. Gifted, through A.D. Lloyd, 16,666 shares of Common Stock of the Issuer on March 12, 2002 pursuant to a bona fide gift transaction.

     D. Engaged in the following open market transactions, through A.D. Lloyd, over the past 60 days:

          Date         Transaction              Amount         Price Per
                                                               Share
          ----         -----------           ------------      ---------
          3/11           Bought              5,000 shares        $0.11
          3/12           Bought              5,000 shares         0.11
          3/14           Bought              10,000 shares        0.21
          3/14           Bought              5,000 shares         0.25
          3/14           Bought              5.000 shares         0.25
          3/14           Bought              2,500 shares         0.53
          4/04           Sold                600 shares           1.65

     E. Obtained an option to acquire up to 122,448 shares of common stock from Bryan Eggers at the purchase price of $0.10 per share, and 55,102 shares of common stock from Joel Arberman at the purchase price of $0.10 per share, all pursuant to the following schedule:

          No. of shares of    No. of shares of    Exercise Period
          Bryan Eggers'       Joel Arberman's     From-To
          common stock        common stock
          under option        under option
          --------------------------------------------------------
          61,224                 27,551           5/1/02-7/5/02
          61,224                 27,551           7/6/02-8/5/02


The source of the funds to acquire all of the shares described in Items 3.B, 3.D, and 3.E was from the Reporting Persons' working capital.

Item 4.  Purpose of Transaction

  The purpose of the transaction was to grant control of the Issuer to the Servitrust shareholders and to provide the Reporting Persons with

Common Stock of the Issuer as part of their investment portfolio.

  The Reporting Persons are not Directors or Officers of the Issuer.


  The Reporting Persons reserve the right to actively pursue various proposals which could relate to or would result in:

  A. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
  B. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
  C. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
  D. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  E. Any material change in the present capitalization or dividend policy of the Issuer;
  F. Any other material change in the Issuer's business or corporate structure;
  G. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
  H. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
  I. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
  J.   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

  As of May 9, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

  The powers the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

    Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

  A.   Joint Filing Agreement between Elliot Bellen and Rudolph
       Services Group, Inc.;
  B.   Agreement and Plan of Share Exchange;
  C.   Option Agreement - Bryan Eggers;
  D.   Option Agreement - Joel Arberman


                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2002

Rudolph Services Group, Inc.

By:____/s/Patrick O'Keefe__________
   Patrick O'Keefe, President


/s/Elliot Bellen
-----------------------------------
Elliot Bellen

                          [EXHIBIT A]

                           AGREEMENT

  THIS AGREEMENT ("Agreement") is entered into by and between Elliot Bellen, an individual ("Bellen"); and Rudolph Services Group, Inc., a Florida corporation ("Rudolph"), on May 9, 2002.

                            PREMISE

  WHEREAS, Bellen and Rudolph are required to file Schedule 13D, and amendments thereto, as promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), due to their beneficial ownership of PR Specialists, Inc., a Delaware corporation ("PR Specialists"), in excess of 5% of the outstanding shares of PR Specialists.

  NOW THEREFORE, based on the foregoing premise, which is incorporated herein by this reference, and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in this Agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the parties hereto agree as follows:

1. Bellen and Rudolph acknowledge that each are required to file Schedule 13D, and amendments thereto, as promulgated under the Exchange Act, due to their beneficial ownership in excess of 5% of the outstanding shares of PR Specialists and, in the interest of consolidation and efficiency, desire to file a single statement pursuant to Rule 13d-1(f) of the Exchange Act.

2. Bellen and Rudolph hereby consent to have a single Schedule 13D filed in a joint manner pursuant to Rule 13d-1(f) of the Exchange Act in fulfillment of the individual obligation of Bellen and the individual obligation of Rudolph to file Schedule 13D, and amendments thereto.

IN WITNESS WHEREOF, the signatures of the parties hereto evidence their mutual assent and acceptance of the Agreement as of the date first set forth above.


Rudolph Services Group, Inc.


By:___________________________
   Patrick O'Keefe, President



______________________________
Elliot Bellen

          Exhibit "A"

                            [EXHIBIT "B"]

                         AGREEMENT AND PLAN OF
                            SHARE EXCHANGE

     This Agreement and Plan of Share Exchange, dated April 12, 2002, by and between PR Specialists, Inc., a Delaware corporation with its principal offices located at 6041 Pomegranate Lane Woodland Hills, California 91367 ("Buyer") and Servitrust Corp., a Florida corporation with its principal offices located at 335 North State Road 7, Margate, Florida 33068 ("Seller"); and the shareholders whose signatures appear on the Counterpart Signature Pages of this Agreement (the "Shareholders", and each of those persons individually, a "Shareholder").

                               RECITALS

     WHEREAS, the parties desire that Buyer acquire all of the outstanding capital stock of Seller in exchange for securities of Buyer (the "Share Exchange"), all as more particularly set forth herein; and

     WHEREAS, the boards of directors of the parties to this Agreement have determined that the proposed transaction is advisable and for the general welfare and advantage of their respective corporations and shareholders and have recommended to their respective shareholders that the proposed transaction be consummated; and

     WHEREAS, the Share Exchange shall be consummated pursuant to and in accordance with the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, the parties agree as follows:

SECTION 1.  Plan of Share Exchange.
            -----------------------

     1.1 The Plan of Share Exchange, Exhibit A, is incorporated by reference.

SECTION 2.  Closing/Rule 14f-1 Compliance.
            ------------------------------

     2.1    Closing.  Closing shall take place at 335 North State Road
            --------
7, Margate, Florida 33068, at 10:00 A.M. on April 22, 2002 (the "Closing" or "Closing Date"), or at another time, date, and place mutually agreed to by the parties, but no later than April 30, 2002 ("Drop Dead Date"). Closing shall be consummated by the execution and acknowledgment by Buyer and Seller of Articles of Share Exchange in accordance with F.S. Chapter 607 and other applicable law. The Articles of Share Exchange executed and acknowledged shall be delivered for filing to the Secretary of State as promptly as possible after the consummation of the closing. The Articles of Share Exchange shall specify the effective date and time of the Share Exchange.

     2.2    Rule 14f-1 Compliance.  Rule 14f-1 promulgated under the
            ----------------------
Securities and Exchange Act of 1934, as amended (the "Exchange Act") apply to the transactions contemplated by this Agreement such that Buyer has an obligation to file certain information, as provided in Rule 14f-1, to the Securities Exchange Commission (the "SEC") and the

          Exhibit "B"

historic shareholders of Buyer not less than 10 days prior to the date of such change in control of the Company's board of directors.

SECTION 3.  Representations and Warranties of Seller and Shareholders.
            ----------------------------------------------------------

     3.1    Seller's Representations and Warranties. As of the Closing
            ----------------------------------------
Date, Seller represents and warrants to Buyer as follows:

            3.1.1   Capital Structure. The capitalization of Seller
                    ------------------
consists of 1,000 shares of common stock, $1.00 par value, of which
1,000 shares are issued and outstanding.   All of the issued and
outstanding capital stock of Seller has been duly authorized and validly issued, and is fully paid and nonassessable, free of preemptive rights, and not subject to any restriction on transfer under the Articles of Incorporation of Seller or any agreement to which Seller is a party or of which Seller has been given notice. There are no outstanding subscriptions, options, warrants, convertible securities, rights, agreements, understandings, or commitments of any kind relating to the subscription, issuance, repurchase, or purchase of capital stock or other securities of Seller, or obligating Seller to transfer any additional shares of its capital stock of any class or any other securities.

            3.1.2   Ownership of the Shares. The shares of Buyer's common
                    ------------------------
stock ("Common Stock") being issued to Seller's shareholders at the Closing are duly authorized and will be validly issued, fully paid, and nonassessable on their issuance. The persons receiving these securities at the Closing will acquire good, valid, and indefeasible title, free and clear of any interests, security interests, claims, liens, pledges, options, penalties, charges, other encumbrances, buy-sell agreements, or rights of any party whatsoever.

            3.1.3   Organization and Good Standing.
                    -------------------------------

            Seller is duly qualified as a Florida corporation and is in good standing in any jurisdiction in which the conduct of its business or the ownership of its assets requires such qualification.

            A true and complete copy of the Articles of Incorporation of Seller, each as amended to this date, has been delivered or made available to Buyer. The minute books of Seller are current as required by law, contain the minutes of all meetings of the incorporators, Board of Directors, committees of the Board of Directors, and shareholders from the date of incorporation to this date, and adequately reflect all material actions taken by the incorporators, Board of Directors, committees of the Board of Directors, and shareholders of Seller. Seller has no subsidiaries.

            3.1.4   Authorization; Validity. The execution, delivery, and
                    ------------------------
performance of this Agreement by Seller has been duly and validly authorized by all requisite corporate action. This Agreement has been duly and validly executed and delivered by Seller, and is the legal, valid, and binding obligation of Seller, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization, and other laws of general application affecting the enforcement of creditors' rights and by the availability of equitable remedies.

          Exhibit "B"

            3.1.5   Consents.  Except (i) for the filing of the Articles
                    ---------
of Share Exchange, if any, with the applicable governmental authorities; and (ii) as may be required by the applicable federal and state securities laws, other than is set forth herein, no approval, consent, waiver, or authorization of or filing or registration with any governmental authority or third party is required for the execution, delivery, or performance by Seller of the transactions contemplated by this Agreement.

            3.1.6   Litigation.  Other than is set forth herein, no
                    -----------
litigation is pending or to the knowledge of Seller, threatened, to which Seller is or may become a party.

            3.1.7   Violations. The execution, delivery, or performance of
                    -----------
this Agreement does not and will not (i) with or without the giving of notice or the passage of time, or both, constitute a default under, result in breach of, result in the termination of, result in the acceleration of performance of, require any consent, approval, or waiver, or result in the imposition of any lien or other encumbrance on any property or assets of Seller under, any agreement, lease, or other instrument to which Seller is a party or by which any of the property or assets of Seller are bound; (ii) violate any permit, license, or approval required by Seller to own its assets and operate its business; (iii) violate any law, statute, or regulation or any judgment, order, ruling, or other decision of any governmental authority, court, or arbitrator; or (iv) violate any provision of Seller's Articles of Incorporation or Bylaws.

            3.1.8   Broker and Finder Fees.  No liability to any Broker or
                    -----------------------
Finder or Agent for any brokerage fees, finder's fees or commissions with respect to the Share Exchange shall be incurred by Seller.

     3.2    Shareholders' Representations and Warranties. As of the
            ---------------------------------------------
Closing Date, each Shareholder individually represents and warrants to Buyer with respect to itself and its shares of stock of Seller as follows:

            3.2.1   Shareholder of Seller.  The Shareholder is the sole
                    ----------------------
record and beneficial holder of all issued and outstanding shares of capital stock of Seller, as described below, and the Shareholder owns such shares free and clear of all liens, restrictions and claims of any kind.

            3.2.2   Authorization; Validity. This Agreement has been duly
                    ------------------------
and validly executed and delivered by the Shareholder, and is the legal, valid, and binding obligation of the Shareholder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization, and other laws of general application affecting the enforcement of creditors' rights and by the availability of equitable remedies.

            3.2.3   Consents. No approval, consent, waiver, or
                    ---------
authorization of or filing or registration with any governmental authority or third party is required for the execution, delivery, or performance by the Shareholder of the transactions contemplated by this Agreement.

            3.2.4   Violations. The execution, delivery, or performance of
                    -----------
this Agreement does not and will not (i) with or without the giving of notice or the passage of time, or both, constitute a default, result

          Exhibit "B"

in breach of, result in the termination of, result in the acceleration of performance of, require any consent, approval, or waiver, or result in the imposition of any lien or other encumbrance upon any property or assets of the Shareholder, under any agreement, lease, or other instrument to which such Shareholder is a party or by which any of the property or assets of such Shareholder is bound; or (ii) violate any law, statute, or regulation or any judgment, order, ruling, or other decision of any governmental authority, court, or arbitrator.

     3.3    Survival of Representations and Warranties. Each of the
            -------------------------------------------
representations and warranties in Sections 3.1 and 3.2 shall survive the Closing until the expiration of all applicable statute of limitations periods.

SECTION 4.  Representations and Warranties of Buyer.
            ----------------------------------------

     4.1    Buyer's Representations and Warranties. As of the Closing
            ---------------------------------------
Date, Buyer represents and warrants to Seller as follows:

            4.1.1   Capital Structure. The capitalization of Buyer
                    ------------------
consists of (i) 20,000,000 shares of Common Stock, $0.001 par value, of which 5,434,000 shares are issued and outstanding; and (ii) 5,000,000 shares of Preferred Stock, $0.001 par value, none of which are issued and outstanding. All of the issued and outstanding capital stock of Buyer has been duly authorized and validly issued, and is fully paid and nonassessable, free of preemptive rights, and not subject to any restriction on transfer under the Articles of Incorporation or Bylaws of Buyer or any agreement to which Buyer is a party or of which Buyer has been given notice. There are no outstanding subscriptions, options, warrants, convertible securities, rights, agreements, understandings, or commitments of any kind relating to the subscription, issuance, repurchase, or purchase of capital stock or other securities of Buyer, or obligating Buyer to transfer any additional shares of its capital stock of any class or any other securities.

            4.1.2   Organization and Good Standing.
                    -------------------------------

            Buyer is duly qualified as a Delaware corporation and is in good standing in any jurisdiction in which the conduct of its business or the ownership of its assets requires such qualification.

            A true and complete copy of the Certificate of Incorporation and Bylaws of Buyer, each as amended to this date, has been delivered or made available to Seller. The minute books of Buyer are current as required by law, contain the minutes of all meetings of the incorporators, Board of Directors, committees of the Board of Directors, and shareholders from the date of incorporation to this date, and adequately reflect all material actions taken by the incorporators, Board of Directors, committees of the Board of Directors, and shareholders of Buyer. Buyer has no subsidiaries.

            4.1.3   Authorization; Validity. The execution, delivery, and
                    ------------------------
performance of this Agreement by Buyer has been duly and validly authorized by all requisite corporate action. This Agreement has been duly and validly executed and delivered by Buyer, and is the legal, valid, and binding obligation of Buyer, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium,

          Exhibit "B"

reorganization, and other laws of general application affecting the enforcement of creditors' rights and by the availability of equitable remedies.

            4.1.4   Consents. Except (i) for the filing of the Articles of
                    ---------
Share Exchange, if any, with the applicable governmental authorities;
and (ii) as may be required by the applicable federal and state securities laws, other than is set forth herein, no approval, consent, waiver, or authorization of or filing or registration with any governmental authority or third party is required for the execution, delivery, or performance by Buyer of the transactions contemplated by this Agreement.

            4.1.5   Litigation.  Other than is set forth herein, no
                    -----------
litigation is pending or to the knowledge of Buyer, threatened, to which Buyer is or may become a party.

            4.1.6   Violations. The execution, delivery, or performance of
                    -----------
this Agreement does not and will not (i) with or without the giving of notice or the passage of time, or both, constitute a default under, result in breach of, result in the termination of, result in the acceleration of performance of, require any consent, approval, or waiver, or result in the imposition of any lien or other encumbrance on any property or assets of Buyer under, any agreement, lease, or other instrument to which Buyer is a party or by which any of the property or assets of Buyer are bound; (ii) violate any permit, license, or approval required by Buyer to own its assets and operate its business; (iii) violate any law, statute, or regulation or any judgment, order, ruling, or other decision of any governmental authority, court, or arbitrator; or (iv) violate any provision of Buyer's Articles of Incorporation or Bylaws.

            4.1.7   Broker and Finder Fees. No liability to any Broker
                    -----------------------
or Finder or Agent for any brokerage fees, finder's fees or commissions with respect to the Share Exchange shall be incurred by Buyer.

            4.1.8   Reports and Financial Statements.  Other than as set
                    ---------------------------------
forth herein, from March 31, 2000 to the date hereof, except where failure to do so did not and would not have a material adverse effect on Buyer, Buyer has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the SEC, including, but not limited to, Forms 10-KSB, Forms 10-QSB, Forms
8-K and Proxy Statements (collectively the "Buyer's Reports").
Buyer has furnished or will furnish to Seller (and the Shareholders upon the request of Shareholders) copies of all Buyer's Reports filed with the SEC since April 2000. As of their respective dates (but taking into account any amendments filed prior to the date of this Agreement), the Buyer's Reports (other than the financial statements included therein) complied in all material respects with all the rules and regulations promulgated by the SEC and did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, misleading. The financial statements of Buyer included in the Buyer's Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP consistently applied during the periods presented (except, as noted therein, or, in the case of unaudited statements, as

          Exhibit "B"

permitted by Form 10-QSB of the SEC) and fairly present (subject, in the case of unaudited statements, to normal audit adjustments) the financial position of Buyer and its consolidated subsidiaries as of the date thereof and the results of their operations and their cash flows for the periods then ended.

            4.1.9   Liabilities.  Schedule 4.1.9 sets forth in tabular
                    ------------
form the total current liabilities incurred by Buyer and its affiliates, which do not exceed $15,000 in the aggregate.

            4.1.10  Tax Filings.   Other than is set forth on
                    ------------
Schedule 4.1.9, all tax returns required to be filed with respect to Buyer and its affiliates, or any of their income, properties or operations are in all material respects true, complete and correct and have been duly filed in a timely manner. Further, all taxes attributable to Buyer and its affiliates that are or were due and payable (without regard to whether such taxes have been assessed) have been paid.

     4.2    Survival of Representations and Warranties. Each of the
            -------------------------------------------
representations and warranties in Section 4.1 shall survive the Closing until the expiration of all applicable statute of limitations periods.

SECTION 5.  Covenants of Seller.
            --------------------

     5.1 Except as may otherwise be consented to or approved in writing by Buyer, Seller agrees that from the date of this Agreement and until the Closing:

            5.1.1   Conduct Pending Closing. (i) The Business of Seller
                    ------------------------
shall be conducted only in the ordinary course consistent with past practices.

            5.1.2   Access to Records. Seller shall provide Buyer and its
                    ------------------
representatives access to all records of Seller that they reasonably may request and provide reasonable access to the properties of Seller.

            5.1.3   Solicitation. Seller agrees that it will not solicit,
                    -------------
consider, or negotiate any offers to acquire the shares or assets of Seller, or to provide any information or to make available any management personnel to third parties for such purposes.

            5.1.4   Confidentiality. Seller agrees to keep the provisions
                    ----------------
of this Agreement confidential and will not disclose its provisions to any person, excluding Seller's accountants, attorneys, and other professionals with whom Seller conducts business and to whom such disclosure is reasonably necessary; provided, however, that such persons shall be advised of the confidential nature of this Agreement at the time of such disclosure.

SECTION 6.  Covenants of Buyer.
            -------------------

     6.1 Except as may otherwise be consented to or approved in writing by Seller, Buyer agrees that from the date of this Agreement and until the Closing:

          Exhibit "B"

            6.1.1   Conduct Pending Closing. (i) The business of Buyer
                    ------------------------
shall be conducted only in the ordinary course consistent with past practices.

            6.1.2   Access to Records. Buyer shall provide Seller and its
                    ------------------
representatives access to all records of Buyer that they reasonably may request and provide reasonable access to the properties of Buyer.

            6.1.3   Solicitation. Buyer agrees that it will not solicit,
                    -------------
consider, or negotiate any offers to acquire the shares or assets of Buyer, or to provide any information or to make available any management personnel to third parties for such purposes.

            6.1.4   Confidentiality. Buyer agrees to keep the provisions
                    ----------------
of this Agreement confidential and will not disclose its provisions to any person, excluding Buyer's accountants, attorneys, and other professionals with whom Buyer conducts business and to whom such disclosure is reasonably necessary; provided, however, that such persons shall be advised of the confidential nature of this Agreement at the time of such disclosure.

SECTION 7.  Conditions Precedent to Obligations of Buyer.
            ---------------------------------------------

     Unless, at the Closing, each of the following conditions is either satisfied or waived by Buyer in writing, Buyer shall not be obligated to effect the transactions contemplated by this Agreement:

     7.1    Representations and Warranties. The representations and
            -------------------------------
warranties of Seller shall be true and correct as of the Closing.

     7.2    Performance of Covenants. Seller shall have performed and
            -------------------------
complied in all respects with the covenants and agreements required by this Agreement.

     7.3    Items to be Delivered at Closing. Seller shall have
            ---------------------------------
tendered for delivery to Buyer the following:

            7.3.1   Delivery of Shares. Certificates representing all of
                    -------------------
the outstanding securities of Seller duly endorsed in blank or accompanied by duly executed stock powers with all requisite transfer tax stamps attached.

            7.3.2   Articles of Share Exchange. A duly executed original
                    ---------------------------
of the Articles of Share Exchange.

            7.3.3   Corporate Action. A certified copy of the corporate
                    -----------------
action of both Seller and Shareholder authorizing and approving this Agreement and the transactions contemplated by it.

            7.3.4   Investment Letter. An investment letter duly executed
                    ------------------
by the Shareholder.

     7.4    Proceedings and Instruments Satisfactory. All proceedings,
            -----------------------------------------
corporate or other, to be taken in connection with the transactions contemplated by this Agreement, and all documents incident to this

          Exhibit "B"

Agreement, shall be satisfactory in form and substance to Buyer and Buyer's counsel, whose approval shall not be withheld unreasonably.

SECTION 8.  Conditions Precedent to Obligations of Seller.
            ----------------------------------------------

     Unless, at the Closing, each of the following conditions is either satisfied or waived by Seller in writing, Seller shall not be obligated to effect the transactions contemplated by this Agreement.

     8.1    Representations and Warranties. The representations and
            -------------------------------
warranties of Buyer shall be true and correct as of the Closing.

     8.2    Items to be Delivered at Closing. Buyer shall have tendered
            ---------------------------------
for delivery to Seller the following:

            8.2.1   Delivery of Shares. Stock certificate representing
                    -------------------
10,000,000 shares duly issued in the name of the Shareholders, as more fully described on Schedule 8.2.1 herein.

            8.2.2   Director's Resolution.  A resolution of the Board of
                    ----------------------
Directors, dated the closing date (i) appointing John C. Cahill and Larry Ruden as directors of the Company; (ii) appointing John C.
Cahill and Bryan Eggers president and vice president, respectively, of the Company; (iii) amending Bryan Eggers current employment contract whereby Mr. Eggers will serve as vice president of the Company. The term of Mr. Eggers employment contract will be from the Closing Date to a period of six months thereafter, with an annual salary of $60,000 per year.
            8.2.3   Release from Liability. A duly executed Form of
                    -----------------------
Release executed by Bryan Eggers whereby Mr. Eggers releases the Company from any and all liability, up to the Closing Date, for (i) any back salary owed or that may be owed to Mr. Eggers by the Company, and (ii) any other debts, liabilities etc. that may be owed to Mr. Eggers by the Company.

            8.2.4   Articles of Share Exchange. A duly executed original
                    ---------------------------
of the Articles of Share Exchange.

     8.3    Performance of Covenants. Buyer shall have performed and
            -------------------------
complied in all respects with the covenants and agreements required by this Agreement.

SECTION 9.  Intentionally Left Blank.
            -------------------------

SECTION 10. Notices.
            --------

     Any notice, request, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered, given, and received for all purposes if written and if (i) delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal Service.

          Exhibit "B"

	If to Buyer:			Bryan Eggers
					6041 Pomegranate Lane
					Woodland Hills, California 91367

        With a copy to:                 ________________
					________________

	If to Seller:			John C. Cahill
					335 North State Road 7
					Margate, Florida 33068

        With a copy to:                 David M. Bovi, Esq.
                                        David M. Bovi, P.A.
                                        319 Clematis Street, Suite 812
                                        West Palm Beach, Florida 33401

Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.

SECTION 11. Miscellaneous.
            --------------

     11.1   Survival of Representations and Warranties; Limitation of
            ---------------------------------------------------------
Liability. The representations and warranties of each of the parties
----------
contained herein shall survive the execution and delivery hereof, and performance of obligations hereunder, and continue in full force and effect forever hereafter (subject to any applicable statutes of limitations).

     11.2   No Third Party Beneficiaries. This Agreement shall not
            -----------------------------
confer any rights or remedies upon any person or entity other than the parties and their respective successors, assigns, heirs or legal representatives, as the case may be.

     11.3   Entire Agreement. This Agreement (including the documents
            -----------------
referred to herein and the Schedules hereto) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

     11.4   Succession and Assignment. This Agreement shall be binding
            --------------------------
upon and inure to the benefit of the parties named herein and their respective successors, assigns, heirs or legal representatives, as the case may be.

     11.5   Counterparts. This Agreement may be executed in one or more
            -------------
counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

          Exhibit "B"

     11.6   Headings. The paragraph and subparagraph headings contained
            ---------
in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     11.7   Governing Law. This Agreement shall be governed by, and
            --------------
construed in accordance with, the laws of the State of Florida without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Florida.

     11.8   Amendments and Waivers. No amendment of any provision of
            -----------------------
this Agreement shall be valid unless the same shall be in writing and signed by each of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     11.9   Severability. Any term or provision of this Agreement that
            -------------
is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     11.10  Conflict of Terms. In the event of a conflict of terms and
            ------------------
conditions between this Agreement and any other agreement, the terms and conditions of this Agreement shall prevail.

     11.11  General Interpretive Principles. For purposes of this
            --------------------------------
Agreement, except as otherwise expressly provided or unless the context otherwise requires:

            11.1.1 The terms defined in this Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

            11.1.2 Accounting terms not otherwise defined herein have the meanings given to them in accordance with generally accepted accounting principles;

            11.1.3  References herein to "paragraphs",
"subparagraphs" and other subdivisions without reference to a document are to designated paragraphs, subparagraphs and other subdivisions of this Agreement;

            11.1.4 A reference to a subparagraph without further reference to a paragraph is a reference to such subparagraph as contained in the same paragraph in which the reference appears;

            11.1.5 The words "herein", "hereof", "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular provision; and

          Exhibit "B"

            11.1.6 The term "include" or "including" shall mean without limitation by reason of enumeration.

            11.1.7 Incorporation of Schedules. The schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ATTEST:                                   BUYER:


By:___________________________            By:_________________________
                                             Bryan Eggers, President

                                          SELLER:


By:___________________________            By:_________________________
                                             John C. Cahill, President


               [See Counterpart Signature Pages Attached]

          Exhibit "B"

                     COUNTERPART SIGNATURE PAGE
                                 TO
                        AGREEMENT AND PLAN OF
                           SHARE EXCHANGE
                     (the "Exchange Agreement")
                        dated April 12, 2002
                          between and among
                PR Specialists, Inc., Servitrust Corp.
                                 and
                  the Shareholders whose signatures
          appear on the Counterpart Signature Pages thereto
          -------------------------------------------------

     By execution of this Counterpart Signature Page and upon acknowledgment by PR Specialists, Inc. and Servitrust Corp., the undersigned agrees to become a party to and be bound by the terms of the Exchange Agreement, and the undersigned shall be deemed a "Shareholder" under the Exchange Agreement.


[Individuals]                        [Entities]

______________________________       __________________________________

                                     By:_______________________________
Name: ________________________       Name:_____________________________
                                     Title:____________________________
Date: __________________             Date:_____________________________


                           ACKNOWLEDGMENT:
                           ---------------

	PR Specialists, Inc. and Servitrust Corp. hereby acknowledges execution of this Counterpart Signature Page by the above
Shareholder(s).

SERVITRUST CORP.                          PR SPECIALISTS, INC.


____________________________              ____________________________
John C. Cahill, President                 Bryan Eggers, President

          Exhibit "B"

                          Schedule 4.1.9

                       Buyer's Liabilities

Amount Owed             Name of Creditor                Description of Liability
-----------             ----------------                ------------------------
$575.00                 PR News Wire                    Press Release

$100.00			Incorporating Services		Annual Agent Fee

$14.00                  Interwest Transfer              Shareholder's List

$329.00/month           CI HOST                         Web Hosting For Boxing.com

$220.00                 Delaware                        Estimated Franchise Tax

$100.00                 DTC                             DTC Report

$1,900.00               Kingery - Crowse                Audit

$5,538.00               Federal / State                 Payroll Taxes

$2,500.00               First London Securities         Financial Advisor Agreement

$1,225.00               Thomas P. McNamara, P.A.        Consulting Agreements

$500.00                 Miscellaneous                   Phone, DSL, Fax
-------------
$13,001 TOTAL

          Exhibit "B"

                           Schedule 8.2.1

                       Transfer of Shares of Stock

Pursuant to the terms of the Agreement and Plan of Share Exchange, on the Closing Date, all of the shareholders of Seller shall exchange all of their stock of Seller for 10,000,000 shares of Buyer. Accordingly, each Shareholder (or his agent) agrees to deliver to the Buyer (or its agent) his original Seller common stock share certificate(s) (in the specific amounts set forth next to such Shareholder's names), along with any necessary stock transfer stamps and duly executed stock powers in a form satisfactory to Buyer (or its agent); and Buyer (or its agent) agrees to deliver to each Shareholder (or his agent) common stock share certificates representing the number of shares of Buyer in the specific amounts set forth next to such Shareholder's names.

-------------------------------------------------------------------------------------------
Name of Selling Shareholder     No. of Seller's Shares            No. of Buyer's shares to
                                to be transferred to              be transferred to Selling
                                Buyer                             Shareholder
-------------------------------------------------------------------------------------------
Barry Kaplan
934 N. University Drive, #158
Coral Springs, FL 33071                      20                         200,000
-------------------------------------------------------------------------------------------
American Pension Services / FUB
Custodian for Barry Kaplan IRA
934 N. University Drive, #158
Coral Springs, FL 33071                      25                         250,000
-------------------------------------------------------------------------------------------
Mid Ohio Securities
Custodian for Jacqueline Kaplan IRA
341134159
934 N. University Drive, #158
Coral Springs, FL 33071                      15                         150,000
-------------------------------------------------------------------------------------------
JGL, Inc.
6740 West Commercial Blvd.
Ft. Lauderdale, FL 33319                     25                         250,000
-------------------------------------------------------------------------------------------
Timothy Troy
1152 Severnview Drive
Crownsville, MD 21032                         5                          50,000
-------------------------------------------------------------------------------------------
David M. Bovi, P.A.,
Trustee for Joseph Strauss
319 Clematis Street, Suite 812
West Palm Beach, Florida 33401               10                         100,000
-------------------------------------------------------------------------------------------
John Randolph Collins
209 County Road 281
Woodland Park, CO 80863                       3.5                        35,000
-------------------------------------------------------------------------------------------
Linda & Mark Klein JTROS
85 Hilltop Blvd.
East Brunswick, NJ 08816                      2                          20,000
-------------------------------------------------------------------------------------------

          Exhibit "B"


Benjamine Henschel
22274 Morning Glory Terrace
Boca Raton, FL 33469                         37                         370,000
-------------------------------------------------------------------------------------------
Steve & Sharon Katzman  -
Joint Tenants by the Entireties
10210 Camino Del Dios
Delray Beach, FL 33446                       20                         200,000
-------------------------------------------------------------------------------------------
Allen W. Gelman
728 NW 177th Avenue
Pembroke Pines, FL 33029                     46                         460,000
-------------------------------------------------------------------------------------------
American Pension Services / FUB
Custodian for Allen W. Gelman IRA
728 NW 177th Avenue
Pembroke Pines, FL 33029                     40                         400,000
-------------------------------------------------------------------------------------------
Angelo Accetturo
P.O. Box 2107
Banner Elk, NC 28604                          3                          30,000
-------------------------------------------------------------------------------------------
Kenneth M. Myers
10203 NW 7th Court
Plantation, FL 33324                          1                          10,000
-------------------------------------------------------------------------------------------
Jeffrey C. Taylor
90 Edgewater Dr., PH 24
Coral Gables, FL 33133                       38                         380,000
-------------------------------------------------------------------------------------------
American Pension Services / FUB
Custodian for Jeffrey Taylor IRA
#5739
1107 S. State Street
Sandy, Utah 84070                            25                         250,000
-------------------------------------------------------------------------------------------
Victoria P. Elliott
2875 Pine Tree Dr.
Miami Beach, FL 33140                        10                         100,000
-------------------------------------------------------------------------------------------
Anisia P Taylor-Cata
7130 sw 54 Street
Miami, FL 33155                              10                         100,000
-------------------------------------------------------------------------------------------
Robert Chandler
14 Bank St, Apt. 3
Somerville, MA 02144                          2                          20,000
-------------------------------------------------------------------------------------------
Stephen Van Dusen
3965 Park Drive
Coconut Grove, FL 33133                       2.5                        25,000
-------------------------------------------------------------------------------------------
Nathan Van Dusen
3965 Park Drive
Coconut Grove, FL 33133                       2.5                        25,000
-------------------------------------------------------------------------------------------
Jay H. Meadows
6300 Ridglea Place, Suite 410
Fort Worth, TX 76116                          4                          40,000
-------------------------------------------------------------------------------------------

          Exhibit "B"


Ray Anthony Petta
4101 Tamworth Road
Fort Worth, TX 76116                          1                          10,000
-------------------------------------------------------------------------------------------
Tami Kaschke
3802 Sequoia Drive
North Platte, NE 69101                        2.5                        25,000
-------------------------------------------------------------------------------------------
Joseph L. Morgan
14409 Eagle Pointe Drive
Clearwater, FL 33762                          1                          10,000
-------------------------------------------------------------------------------------------
Steven Shindler
100 Central Park South, Apt 9Q
New York, NY 10021                            4                          40,000
-------------------------------------------------------------------------------------------
Magaly Bianchini
13280 7th Conc.
King City, Ontario Canada L7B 1K4             5                          50,000
-------------------------------------------------------------------------------------------
Nick O'Keefe
345 North Canal, #1601
Chicago, IL 60606                             2.5                        25,000
-------------------------------------------------------------------------------------------
Nelson Family Trust,
Douglas Nelson, Trustee
375 Falls Point Trail
Alpharetta, Georgia 30022                   120                       1,200,000
-------------------------------------------------------------------------------------------
William and Rose Bosso, JTWROS
400 Hampton View Court
Alpharetta, Georgia 30004                    75                         750,000
-------------------------------------------------------------------------------------------
Deborah J. Lytle
360 Merrie Road
Lewiston, NY 14092                            8                          80,000
-------------------------------------------------------------------------------------------
Mark Pieroni
12205 Brooknill Point
Alpharetta, GA 30004                         12.5                       125,000
-------------------------------------------------------------------------------------------
John W. Benton
11910 Wildwood Springs Drive
Roswell, GA 30075                             4.5                        45,000
-------------------------------------------------------------------------------------------
Rudolph Services Group, Inc.
780 S. Sapadilla Avenue
Suite 406
West Palm Beach, Florida 33401               75                         750,000
-------------------------------------------------------------------------------------------
Mario Chang
13337 South Street
Suite 188
Cerritos, California 90703-7300              80                         800,000
-------------------------------------------------------------------------------------------
Shantala Pundarika
4 Wellington Court
55-67 Wellington Road
London NW8 9TA
United Kingdom                               20                         200,000
-------------------------------------------------------------------------------------------

          Exhibit "B"


Jaime Danilo Valena
26087 Bellis Drive
Valencia, CA 91355                           20                         200,000
-------------------------------------------------------------------------------------------
Angel Nicolas Chang
1442 Medallion Drive
San Jose, CA 95120                           10                         100,000
-------------------------------------------------------------------------------------------
Guann-Pyng Li
20 Young Court
Irvine, CA 92714                              2.5                        25,000
-------------------------------------------------------------------------------------------
Hartawan Aluwi
95 South Bridge Road
#07-08 Pidemco Centre
Singapore 05871                               7                          70,000
-------------------------------------------------------------------------------------------
Solomon Goldner
312 North June Street
Los Angeles, CA 90004                         1                          10,000
-------------------------------------------------------------------------------------------
Mina Fox Raif
P. O. Box 850
Seal Beach, CA 90740                          1                          10,000
-------------------------------------------------------------------------------------------
AKM Ismail
95 South Bridge Road
#07-08 Pidemco Centre
Singapore 058717                              1                          10,000
-------------------------------------------------------------------------------------------
David M. Bovi
319 Clematis Street, Suite 812
West Palm Beach, FL 33401                    40                         400,000
-------------------------------------------------------------------------------------------
Harry Miller
187 Spring Line Drive
Vero Beach, FL 32963                         30                         300,000
-------------------------------------------------------------------------------------------
John C. Cahill
315 Nesbit Downs Court
Atlanta, Georgia 30350                        5                          50,000
-------------------------------------------------------------------------------------------
Lora Rossi
4400 Hillcrest Drive, #517
Hollywood, FL 33021                           5                          50,000
-------------------------------------------------------------------------------------------
Global Funding Associates, Inc.
Randy Leviner
20533 Biscayne Blvd., #4218
Aventura, FL 33180                            5                          50,000
-------------------------------------------------------------------------------------------
Tammy LaValle Krichmar
6443 NW 110th Avenue
Parkland, FL 33076                           12.5                       125,000
-------------------------------------------------------------------------------------------

          Exhibit "B"


Deva S. Khalsa
1442 NW. 100 Drive
Coral Springs, FL 33071                       5                          50,000
-------------------------------------------------------------------------------------------
Scott Stiefeld
8501 N.W. 51st Street
Lauderhill, FL 33351-4824                     2.5                        25,000
-------------------------------------------------------------------------------------------
Rodelio C. Arcilla
2847 S. Concord Ave.
Ontario, CA 91761                             5                          50,000
-------------------------------------------------------------------------------------------
David A. Rodkin
10455 N.W. 4th Street
Coral Springs, FL 33071                       7.5                        75,000
-------------------------------------------------------------------------------------------
James Kaplan
4155 Malaga Ave.
Miami, FL 33133                              15                         150,000
-------------------------------------------------------------------------------------------
Merel & Andrew Baer
3450 S. Ocean Blvd. #302
Highland Beach, Florida 33487                 5                          50,000
-------------------------------------------------------------------------------------------
Marvin Baris
7917 N.W. 83rd Street
Tamarac, FL 33321                            10                         100,000
-------------------------------------------------------------------------------------------
Joseph S. and Robin Slama
638 Middle River Drive
Ft. Lauderdale, FL 33304                     10                         100,000
-------------------------------------------------------------------------------------------
Lawrence Ruden
2300 NE 48th Court
Lighthouse Point, Florida 33064               5                          50,000
-------------------------------------------------------------------------------------------
Howard & Enid Kaplan
5003 Bayberry Lane
Tamarac, FL 33319                             5                          50,000
-------------------------------------------------------------------------------------------
Jeffrey & Diane Bornstein
1010 American Eagle Blvd #537
Sun City Center, FL 33573                    12.5                       125,000
-------------------------------------------------------------------------------------------
Scott D. Williams
635 Avecida Del Norte
Sarasota, FL 34242                            5                          50,000
-------------------------------------------------------------------------------------------
Eleanor Pesce
19300 NE 22nd Ave
N. Miami Beach, FL 33180                      5                          50,000
-------------------------------------------------------------------------------------------
Kenneth J. Peters
223 DiLorenzo Drive
Naperville, Illinois 60565                    5                          50,000
-------------------------------------------------------------------------------------------
Robert M. Mager
290 Garfield Street
Denver, CO 80206                              2.5                        25,000
-------------------------------------------------------------------------------------------
Frankie Carl Tamburelli
4199 W. 99th Place
Westminster, CO 80031                         2.5                        25,000
                                            -----                    ----------
          TOTAL                             1,000                    10,000,000
-------------------------------------------------------------------------------------------

          Exhibit "B"


                       Articles of Share Exchange
                                 of
             PR Specialists, Inc., a Delaware corporation,
                                with
                Servitrust Corp., a Florida corporation

     ARTICLES OF SHARE EXCHANGE between PR Specialists, Inc., a
Delaware corporation ("PR Specialists") and Servitrust Corp., a
Florida corporation ("Servitrust").

     Under Sec. 607.1105 of the Florida Business Corporation Act (the "Act"), PR Specialists and Servitrust adopt the following Articles of Share Exchange.

     1. The Agreement and Plan of Share Exchange dated April 12, 2002 ("Plan of Share Exchange"), between PR Specialists, Servitrust et al. was approved and adopted by the shareholders of Servitrust on April 3, 2002 and was adopted by the Board of Directors of PR Specialists on April 3, 2002, because shareholder approval of the Plan of Share Exchange is not required by the shareholders of PR Specialists.

     2. Under the Plan of Share Exchange, all issued and outstanding shares of Servitrust stock will be exchanged for 10,000,000 shares of common stock of PR Specialists and Servitrust will become a wholly owned subsidiary of PR Specialists.

     3. The Plan of Share Exchange is attached as Exhibit A and incorporated by reference as if fully set forth.

     4. Under Sec. 607.1105(1)(b) of the Act, the date and time of the effectiveness of the Share Exchange shall be on the filing of these Articles of Share Exchange with the Secretary of State of Florida.

     IN WITNESS WHEREOF, the parties have set their hands on May 1, 2002.

ATTEST:                              PR SPECIALISTS, INC.:


By:__________________________        _____________________________
                                     Bryan Eggers, President


                                     SERVITRUST CORP.:


By:__________________________        By:___________________________
                                        John C. Cahill, President



          Exhibit "B"

                             [EXHIBIT "C"]

                        PLAN OF SHARE EXCHANGE

     This Plan of Share Exchange ("Plan") is entered into between PR Specialists, Inc., a Delaware corporation ("Acquiror") and Servitrust Corp., a Florida corporation ("Acquiree").

     1.    Distribution to Shareholders. On the Effective Date, all of
           -----------------------------
the shareholders of Acquiree not dissenting from the Plan shall exchange all of the outstanding stock of Acquiree for 10,000,000 shares of Acquiror and Acquiree shall become a wholly owned subsidiary of Acquiror.

     2.    Satisfaction of Rights of Acquiree's Shareholders. All
           --------------------------------------------------
shares of Acquiror's stock into which shares of Acquiree's stock have been converted and become exchangeable for under this Plan shall be deemed to have been paid in full satisfaction of such converted shares.

     3.    Fractional Shares. Not Applicable.
           ------------------

     4.    Supplemental Action. If at any time after the Effective
           --------------------
Date, Acquiror shall determine that any further conveyances, agreements, documents, instruments, and assurances or any further action is necessary or desirable to carry out the provisions of this Plan, the appropriate officers of Acquiror or Acquiree, as the case may be, whether past or remaining in office, shall execute and deliver any and all proper conveyances, agreements, documents, instruments, and assurances and perform all necessary or proper acts to carry out the provisions of this Plan.

     5.    Filing with the Florida Secretary of State and Effective
           --------------------------------------------------------
Date. On the Closing, as provided in the Agreement and Plan of Share
-----
Exchange of which this Plan is a part, Acquiror and Acquiree shall cause their respective Presidents (or Vice Presidents) to execute Articles of Share Exchange in the form attached to this Plan and, on execution, this Plan shall be deemed incorporated by reference into the Articles of Share Exchange as if fully set forth in such Articles and shall become an exhibit to such Articles of Share Exchange. Thereafter, the Articles of Share Exchange shall be delivered for filing to the Florida Secretary of State. In accordance with Sec. 607.1105(1)(b) of the Florida Business Corporation Act (the "Act"), the Articles of Share Exchange shall specify the "Effective Date." The Effective Date shall be the filing date of the Articles, as specified herein or in the Agreement and Plan of Share Exchange.

     6.    Amendment and Waiver. Any of the terms or conditions of
           ---------------------
this Plan may be waived at any time by Acquiror or Acquiree by action taken by the Board of Directors of such party, or may be amended or modified in whole or in part at any time before the vote of the shareholders of Acquiree by an agreement in writing executed in the same manner (but not necessarily by the same persons), or at any time thereafter as long as such change is in accordance with Sec. 607.1103 of the Act.



          Exhibit "B"


     7.    Termination. At any time before the Effective Date (whether
           ------------
before or after filing the Articles of Share Exchange), this Plan may be terminated and the share exchange abandoned by mutual consent of the Boards of Directors of both corporations, notwithstanding favorable action by the shareholders of Acquiree.



          Exhibit "B"
                           [EXHIBIT "C"]

                        STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (the "Option Agreement") is entered into as of the 6th day of March, 2002 by and between Bryan Eggers (the "Stockholder"); and the persons whose signatures appear on the Counterpart Signature Pages of this Option Agreement (the "Optionees", and each of those persons individually, an "Optionee").

     WHEREAS, the Stockholder is a stockholder of PR Specialists, Inc. a Delaware corporation ("PR Specialists"), and currently owns
3,150,000 shares of common stock of PR Specialists;

     WHEREAS, PR Specialist's common stock currently trades on the over-the-counter bulletin board with an average bid/ask price of approximately $0.10 per share;

     WHEREAS, pursuant to the terms and conditions of that certain exchange agreement of even date hereof (the "PR Specialists/Servitrust Exchange Agreement"), a copy of which is attached hereto as Exhibit A, PR Specialists will exchange shares of its common stock for common stock of Servitrust Corp., a Florida corporation;

     WHEREAS, upon the closing of the PR Specialists/Servitrust Exchange Agreement (the "Closing Event"), the Stockholder wishes to sell and each Optionee wishes to purchase options, whereby during certain exercise dates, the Optionees will be provided the opportunity to purchase up to 3,000,000 of the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions of this Option Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.   Grant of Option for Transfer of Shares of Stock.

     1.1 Stockholder's Option Grant for Transfer of Shares of Stock. In exchange for $50,000.00, the Stockholder shall grant and the Optionees shall acquire, an option (the "Option" or "Options"), whereby during the exercise periods (the
"Exercise Periods") described on Schedule 1.1 attached hereto, the Optionees will be provided the opportunity to exercise such Options and purchase certain of the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, pursuant to the terms and conditions set forth on Schedule 1.1 attached hereto.

     1.2 Delivery of Stock. Upon the execution of this Option Agreement, the Stockholder shall deposit, or cause to be deposited, with the Exchange Agent (as described in the Escrow Agreement, attached hereto as Exhibit B, for the benefit of the Optionees, the Stockholder's certificate(s) representing the fully paid and nonassessable shares of

          Exhibit "C"

common stock of PR Specialists subject to the Options that is to be exchanged for the consideration described in subparagraph 2.1 below.

     1.3 Exercise of Option. In the event an Optionee exercises any part or all of the Options described herein, upon such exercise, (i) the Exchange Agent shall deliver the Stockholder's certificates underlying the exercised Options to the Optionee by hand delivery or by depositing such in the United States mail, postage prepaid. At that same time, the Stockholder shall deliver properly executed stock powers, bank medallion signature guaranteed to the Optionee by hand delivery or by depositing such in the United States mail, postage prepaid..

     1.4 Effective Date. The effective date of the transactions described in this Option Agreement shall be the date of the Closing Event, so long as all of the conditions contained in paragraph 7 of this Option Agreement shall have been satisfied or waived as provided herein (the
"Effective Date").

     1.5 Further Assurances. From and after the Effective Date, the Stockholder and the Optionees shall (i) provide such further assurances to each other, (ii) execute and deliver all such further instruments and papers, (iii) provide such records and information and (iv) take such further action as may be appropriate to carry out the transactions contemplated by and to accomplish the purposes of this Option Agreement.

2.   Consideration for the Transfer of Shares of Stock.

     2.1    Cash Consideration for the Exercise of the Options.
As consideration for the exercise of the Options and the resulting transfer of shares of stock described in subparagraph 1.1 above, an Optionee shall transfer to the Stockholder, on the date the Optionee exercises such Option(s), the consideration described in Schedule 1.1 attached hereto.

     2.2 Delivery of Cash Consideration to the Stockholder. Upon an Optionee's exercise of an Option or Options during an Exercise Period, the Optionee shall deliver the applicable cash consideration described in subparagraph 2.1 to the Stockholder by hand delivery or by depositing such in the United States mail, postage prepaid, to the Stockholder.

     2.3 Exercise of Options. Subject to the limitations set forth in this Option Agreement, in order to exercise the Option or Options granted hereunder, the Optionee shall provide written notice to the Stockholder specifying the number of whole shares of the Stockholder's shares of common stock of PR Specialists the Optionee is purchasing. The written notice shall be provided to the Stockholder pursuant to the procedures described in subparagraph 11.7 below.

          Exhibit "C"

3.   Additional Terms and Conditions.

     3.1 Adjustment. Notwithstanding any adjustments contemplated in the PR Specialists/Servitrust Exchange Agreement, in the event of a stock split, stock dividend, combination of shares or any other change in the common stock of PR Specialists, a dividend or other distribution payable in cash or property, or an exchange of the common stock of PR Specialists for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, liquidation or other similar event, the parties agree that appropriate, proportionate adjustments shall occur with respect to the subject matters and terms contained within this Option Agreement.

     3.2    Option Confers No Rights as Common Stockholder.
An Optionee shall not be entitled to any privileges of ownership with respect to shares of common stock of PR Specialists subject to this Option Agreement unless and until such shares are purchased and delivered pursuant to the exercise of an Option or Options, in whole or in part, and the Optionee becomes a stockholder of record with respect to such delivered shares; and the Optionee shall not be considered a stockholder of PR Specialists with respect to any such shares not so purchased and delivered.

4.   Representations and Warranties of the Stockholder. The
Stockholder represents and warrants to the Optionees as follows:

     4.1 Title to Shares of Common Stock of PR Specialists. The Stockholder has good and marketable title to the number of shares of common stock of PR Specialists to be transferred to the Optionees pursuant to subparagraph 1.1 of this Option Agreement. There is no third party lien, claim or interest against such shares, currently or threatened, and such shares are unencumbered.

     4.2    Transferability of Shares of Common Stock of PR
Specialists. The Stockholder has full power and authority to transfer the shares of common stock of PR Specialists to be transferred to the Optionees pursuant to this Option
Agreement, and the execution, delivery and performance of this Option Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

     4.3 No Conflict. The execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Stockholder is a party or by which the Stockholder is bound or of any law, ordinance, regulation, decree or order applicable to the Stockholder, and shall not conflict with any provision of PR Specialists's articles of incorporation, bylaws or other similar documents.

     4.4 No Brokers. All negotiations relative to the execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have been

          Exhibit "C"

carried on by each Stockholder in a manner directly with the Optionees, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.

     4.5 No Untrue Statements. In connection with the execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby, no statement the Stockholder has made in this Option Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Stockholder to the Optionees pursuant to this Option Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

     4.6 Acknowledgment. The Stockholder acknowledges that the Stockholder has had the benefit of financial and legal advisors with respect to this Option Agreement and that the Stockholder is not relying upon the Optionees or any person on behalf of or retained by the Optionees for any disclosure of information with respect to this Option Agreement. Notwithstanding, nothing in this subparagraph
4.6 shall be a defense to or mitigation of any breach by an Optionee of the Optionee's representations and warranties set forth in this Option Agreement.

5.   Representations and Warranties of the Optionee. Each
Optionee  represents and warrants to the Stockholder as follows:

     5.1 Transferability of Consideration. On the Effective Date, the Optionee shall have full power and authority to transfer to the Stockholder the consideration to be transferred to the Stockholder pursuant to subparagraph 1.1 of this Option Agreement. The execution, delivery and performance of this Option Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

     5.2 No Conflict. The execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Optionee is a party or by which the Optionee is bound or of any law, ordinance, regulation, decree or order applicable to the Optionee.

     5.3 No Brokers. All negotiations relative to the execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have been carried on by the Optionee in a manner directly with each Stockholder, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.

          Exhibit "C"

     5.4 No Untrue Statements. In connection with the execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby, no statement the Optionee has made in this Option Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Optionee to the Stockholder pursuant to this Option Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

6.   Additional Representations and Warranties.

     6.1 Economic Risk; Sophistication. The Optionees and the Stockholder represent and warrant that they (i) fully understand the nature, scope and duration of this Option Agreement, and (ii) have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of entering into this Option Agreement, and therefore have the capacity to protect their own interests in connection therewith.

7.   Conditions to Closing.

     7.1 The obligation of the Stockholder to consummate the transactions contemplated in this Option Agreement with each Optionee is subject to the fulfillment or written waiver by the Stockholder prior to or as of the Effective
Date of each of the following conditions

     (a) Representations and Warranties. All representations and warranties set forth in this Option Agreement shall be true and correct as of the date of this Option Agreement and as of the Effective Date, as though made as of the Effective Date (except for representations and warranties that, by their express terms, speak to some other date).

     (b) Performance. The Optionees shall have performed in all material respects all obligations required to be performed by it under this Option Agreement at or prior to the Effective Date.

     7.2 The obligation of each Optionee to consummate the transactions contemplated in this Option Agreement is subject to the fulfillment or written waiver by an Optionee prior to or as of the Effective Date of each of the following conditions:

     (a) Representations and Warranties. All representations and warranties set forth in this Option Agreement shall be true and correct as of the date of this Option Agreement and as of the Effective Date, as though made as of the Effective Date (except for representations and warranties that, by their express terms, speak to some other date).

          Exhibit "C"

     (b) Performance. The Stockholder shall have performed in all material respects all obligations required to be performed by it under this Option Agreement at or prior to the Effective Date.

8. Transfer Documents. The Stockholder and the Optionees shall (i) make such other agreements and execute such other documents as the parties determine necessary to effectuate the transactions contemplated by this Option Agreement, and
(ii) provide the other party with such additional information and documents as may reasonably be requested in connection with the securities exchanged hereunder, including information necessary to substantiate the tax basis of such securities.

9. Mutual Representation and Warranty. The Stockholder and the Optionees represent and warrant to each other that this Option Agreement is the legal, valid and binding obligation of each party hereto, enforceable against each Optionee or the Stockholder, as the case may be, in accordance with the terms hereof.

10.  Termination and Effect.

     10.1 Mutual Consent. This Option Agreement may be terminated and the transactions contemplated herein may be abandoned if, at any time prior to the Effective Date, by mutual consent of the Optionees and the Stockholder.

     10.2 Failure to Close. This Option Agreement shall be terminated and the transactions contemplated herein shall be abandoned if the Closing Event does not occur by April 30, 2002 (the "Termination Date"), which is the "Drop Dead Date" described in the PR Specialists/Servitrust Exchange Agreement. The parties agree, however, that in the event the parties to the PR Specialists/Servitrust Exchange Agreement agree to extend such "Drop Dead Date", then the Termination Date described in this subparagraph 10.2 shall be extended to the date which is the same date as the extended "Drop Dead Date".

     10.3   Effect of Termination. In the event this Option
Agreement is terminated and the transactions contemplated herein are abandoned for any reason other than as set forth in subparagraphs 10.1 or 10.2 hereof, such termination will not relieve the breaching party from liability for any willful breach of this Agreement giving rise to such termination.

11.  Miscellaneous.

     11.1 Survival of Representations and Warranties; Limitation of Liability. The representations and warranties of each of the parties contained herein shall survive the execution and delivery hereof, and performance of obligations hereunder, and continue in full force and effect forever hereafter (subject to any applicable statutes of limitations).

          Exhibit "C"

     11.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person or entity other than the parties and their respective successors, assigns, heirs or legal representatives, as the case may be.

     11.3 Entire Agreement. This Option Agreement (including the documents referred to herein and the Schedules hereto) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

     11.4 Succession and Assignment. This Option Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors, assigns, heirs or legal representatives, as the case may be.

     11.5 Counterparts. This Option Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     11.6 Headings. The paragraph and subparagraph headings contained in this Option Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Option Agreement.

     11.7 Notices. Any notice, request, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered, given, and received for all purposes if written and if (i) delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal
Service.

     If to Stockholder:     Mr. Bryan Eggers
                            6041 Pomegranate Lane
                            Woodland Hills, California 91367

     If to Optionee:        With respect to the Optionees, at the
                            address set forth next to their name
                            on Schedule 1.1.

     Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.

     11.8 Governing Law. This Option Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Florida.

          Exhibit "C"

     11.9 Amendments and Waivers. No amendment of any provision of this Option Agreement shall be valid unless the same shall be in writing and signed by each of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     11.10 Severability. Any term or provision of this Option Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     11.11 Conflict of Terms. In the event of a conflict of terms and conditions between this Option Agreement and any other agreement, the terms and conditions of this Option
Agreement shall prevail.

     11.12 General Interpretive Principles. For purposes of this Option Agreement, except as otherwise expressly provided or unless the context otherwise requires:

     (a) The terms defined in this Option Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;
     (b) Accounting terms not otherwise defined herein have the meanings given to them in accordance with generally accepted accounting principles;
     (c) References herein to "paragraphs", "subparagraphs" and other subdivisions without reference to a document are to designated paragraphs, subparagraphs and other subdivisions of this Option Agreement;
     (d) A reference to a subparagraph without further reference to a paragraph is a reference to such subparagraph as contained in the same paragraph in which the reference appears;
     (e) The words "herein", "hereof", "hereunder" and other words of similar import refer to this Option Agreement as a whole and not to any particular provision; and
     (f) The term "include" or "including" shall mean without limitation by reason of enumeration.

          Exhibit "C"

     11.13 Incorporation of Schedules. The schedules identified in this Option Agreement are incorporated herein by reference and made a part hereof.

     In Witness, the parties have duly executed this Option Agreement as of the date first above written.

                                        STOCKHOLDER:


____________________                    _____________________________
Name:_______________                    Bryan Eggers


              [See Counterpart Signature Pages Attached]

          Exhibit "C"


                   COUNTERPART SIGNATURE PAGE
                               TO
                     STOCK OPTION AGREEMENT
                    (the "Option Agreement")
                      dated March 6, 2002
                       between and among
                  Bryan Eggers, the Stockholder
                               and
                 the Optionees whose signatures
         appear on the Counterpart Signature Pages thereto
         -------------------------------------------------

     By execution of this Counterpart Signature Page and upon acknowledgment by Bryan Eggers, the Stockholder, the undersigned agrees to become a party to and be bound by the terms of the Option Agreement, and the undersigned shall be deemed an "Optionee" under the Option Agreement.

[Individuals]                        [Entities]

______________________________       __________________________________

                                     By:_______________________________
Name: ________________________       Name:_____________________________
                                     Title:____________________________
Date: __________________             Date:_____________________________


                           ACKNOWLEDGMENT:
                           ---------------

     Bryan Eggers, the Stockholder, hereby acknowledges execution of this Counterpart Signature Page by the above Optionee(s).

                                     STOCKHOLDER:


                                     _________________________________
                                     Bryan Eggers

          Exhibit "C"
                              Schedule 1.1

                    Transfer of Shares of Stock

     Pursuant to the terms of the Option Agreement, on the Effective Date, in exchange for $50,000 cash, the Stockholder shall grant and each Optionee shall acquire, the Option(s), whereby during the Exercise Periods described below, each Optionee will be provided the opportunity to exercise such Option(s) and purchase the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions set forth below.

     Pursuant to the terms of the Option Agreement, the Optionee (or his agent) agrees to deliver to the Stockholder (or his agent) all of the consideration set forth next to such Optionee's name. Also, pursuant to the terms of the Option Agreement, the Stockholder (or his agent) agrees to deliver to the Optionee (or his agent) the Stockholder's original PR Specialists common stock share certificates, along with any necessary stock transfer stamps and duly executed stock powers in a form satisfactory to the Optionee (or his agent).


Name and Address                 No of shares of    Per Share        Total             Exercise Period
of Optionee                      Stockholder's      Consideration    Consideration     From-To
                                 PR Specialists     to be Paid       to be Paid
                                 common stock       Upon Exercise    Upon Full
                                 under Option       Option $         Exercise of
                                                                     Option $
-------------------------------------------------------------------------------------------------------
Barry Kaplan                        61,224             $0.10            $6,122.40      5/1/02-7/5/02
934 N. University                   61,224             $0.10            $6,122.40      7/6/02-8/5/02
Drive, #158                         61,224             $0.10            $6,122.40      8/6/02-9/5/02
Coral Springs, FL                   61,224             $0.10            $6,122.40      9/6/02-10/6/02
33071                               61,224             $0.10            $6,122.40      10/7/02-11/6/02
                                    61,224             $0.10            $6,122.40      11/7/02-12/7/02
                                    61,227             $0.10            $6,122.70      12/8/02-1/7/03
-------------------------------------------------------------------------------------------------------
Andrew W. Gelman                    61,224             $0.10            $6,122.40      5/1/02-7/5/02
728 NW 177 Avenue                   61,224             $0.10            $6,122.40      7/6/02-8/5/02
Pembroke Pines, FL                  61,224             $0.10            $6,122.40      8/6/02-9/5/02
33029                               61,224             $0.10            $6,122.40      9/6/02-10/6/02
                                    61,224             $0.10            $6,122.40      10/7/02-11/6/02
                                    61,224             $0.10            $6,122.40      11/7/02-12/7/02
                                    61,227             $0.10            $6,122.70      12/8/02-1/7/03
-------------------------------------------------------------------------------------------------------
Jeffrey C. Taylor                   61,224             $0.10            $6,122.40      5/1/02-7/5/02
90 Edgewater Dr., PH24              61,224             $0.10            $6,122.40      7/6/02-8/5/02
Coral Gables, FL 33133              61,224             $0.10            $6,122.40      8/6/02-9/5/02
                                    61,224             $0.10            $6,122.40      9/6/02-10/6/02
                                    61,224             $0.10            $6,122.40      10/7/02-11/6/02
                                    61,224             $0.10            $6,122.40      11/7/02-12/7/02
                                    61,227             $0.10            $6,122.70      12/8/02-1/7/03
-------------------------------------------------------------------------------------------------------

          Exhibit "C"

-------------------------------------------------------------------------------------------------------
Nelson Family Trust,                61,224             $0.10            $6,122.40      5/1/02-7/5/02
Douglas Nelson, Trustee             61,224             $0.10            $6,122.40      7/6/02-8/5/02
375 Falls Point Trail               61,224             $0.10            $6,122.40      8/6/02-9/5/02
Alpharetta, Georgia                 61,224             $0.10            $6,122.40      9/6/02-10/6/02
30022                               61,224             $0.10            $6,122.40      10/7/02-11/6/02
                                    61,224             $0.10            $6,122.40      11/7/02-12/7/02
                                    61,227             $0.10            $6,122.70      12/8/02-1/7/03
-------------------------------------------------------------------------------------------------------
William Bosso,                      61,224             $0.10            $6,122.40      5/1/02-7/5/02
400 Hampton View Court              61,224             $0.10            $6,122.40      7/6/02-8/5/02
Alpharetta, Georgia                 61,224             $0.10            $6,122.40      8/6/02-9/5/02
30004                               61,224             $0.10            $6,122.40      9/6/02-10/6/02
                                    61,224             $0.10            $6,122.40      10/7/02-11/6/02
                                    61,224             $0.10            $6,122.40      11/7/02-12/7/02
                                    61,227             $0.10            $6,122.70      12/8/02-1/7/03
-------------------------------------------------------------------------------------------------------
Rudolph Services                    61,224             $0.10            $6,122.40      5/1/02-7/5/02
Group, Inc.                         61,224             $0.10            $6,122.40      7/6/02-8/5/02
780 S. Sapadilla Avenue             61,224             $0.10            $6,122.40      8/6/02-9/5/02
Suite 406                           61,224             $0.10            $6,122.40      9/6/02-10/6/02
West Palm Beach,                    61,224             $0.10            $6,122.40      10/7/02-11/6/02
Florida 33401                       61,224             $0.10            $6,122.40      11/7/02-12/7/02
                                    61,227             $0.10            $6,122.70      12/8/02-1/7/03
-------------------------------------------------------------------------------------------------------
Maria Chang                         61,224             $0.10            $6,122.40      5/1/02-7/5/02
13337 South Street                  61,224             $0.10            $6,122.40      7/6/02-8/5/02
Suite 188                           61,224             $0.10            $6,122.40      8/6/02-9/5/02
Cerritos, California                61,224             $0.10            $6,122.40      9/6/02-10/6/02
90703-7300                          61,224             $0.10            $6,122.40      10/7/02-11/6/02
                                    61,224             $0.10            $6,122.40      11/7/02-12/7/02
                                    61,227             $0.10            $6,122.70      12/8/02-1/7/03
-------------------------------------------------------------------------------------------------------

          Exhibit "C"


                          ESCROW AGREEMENT

     THIS ESCROW AGREEMENT ("Escrow Agreement") is entered into as of the 6th day of March, 2002 by and between Bryan Eggers (the "Stockholder"); and the persons whose signatures appear on the Counterpart Signature Pages of this Escrow Agreement (the "Optionees", and each of those persons individually, an "Optionee"); and David M. Bovi, P.A. (the "Exchange Agent"); all in connection with that certain Stock Option Agreement between the Stockholder and the Optionees, of even date hereof ("Stock Option Agreement").

                             WITNESSETH:

     WHEREAS, subject to the terms and conditions of the Stock Option Agreement, on the "Effective Date" (as defined in the Stock Option Agreement), the Stockholder shall grant and each Optionee shall acquire, an option (the "Option" or "Options"), whereby during the exercise periods described on Schedule 1.1 attached thereto, each Optionee will be provided the opportunity to exercise such Options and purchase certain of the Stockholder's common stock of PR Specialists, Inc. ("Common Stock").

     WHEREAS, subject to the terms and conditions of the Stock Option Agreement, the Exchange Agent shall hold in escrow the stock certificates representing the Common Stock.

     NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1.    Recitals.   The recitals above are hereby incorporated
      ---------
by reference and made a part hereof.

2.    Appointment as Exchange Agent. David M. Bovi, P.A. is
      ------------------------------
hereby appointed and it hereby agrees to serve as the Exchange Agent on the terms and conditions hereinafter set forth.

3.    Duties of Exchange Agent.  The Exchange Agent shall perform
      -------------------------
the following duties on the dates described below, as defined in the Stock Option Agreement:

            A. On the Effective Date, the Exchange Agent shall accept into its Attorney Trust Account from the Stockholder all of the stock certificates representing the Common Stock. Upon the Exchange Agent's receipt of such, the Exchange Agent shall acknowledge in writing to the Stockholder the receipt thereof and shall hold such in accordance with the terms of this Escrow Agreement.


            B. Upon the Exchange Agent's proper notification of an Optionee's exercise of an Option or Options during an applicable Exercise Period, without any further action on the part of the Optionee or the Stockholder, the Exchange Agent shall deliver to each Optionee the stock certificates representing the Common Stock, as described on Schedule 1.1 attached to the Stock Option Agreement.

            C. The parties hereto agree that each closing between each Optionee and the Stockholder shall be deemed to be a separate and distinct transaction, and that the

          Exhibit "C"


                    failure of one such closing transaction to occur between an Optionee and the Stockholder, for any reason whatsoever, shall not affect any other closing between the Stockholder and any other Optionee.

            D. Upon the expiration of the exercise period of any unexercised Option, without further action by any party, the Exchange Agent shall promptly return to the Stockholder, the stock certificates representing the shares of Common Stock, that was underlying the expired Option.

            E. Upon the performance of the duties described above, the Exchange Agent shall, without further action by any party, be released from all duties hereunder. The Exchange Agent shall have no responsibility under this Agreement except for the performance of its express duties hereunder.

4.    Reliance by Exchange Agent.  The Exchange Agent shall not
      ---------------------------
be responsible for the genuineness of any certificate or signature, and may rely exclusively upon and shall not incur any liability by acting in reliance upon any notice, affidavit, request, consent, or other instrument believed by the Exchange Agent, in good faith, to be genuine and otherwise duly authorized and properly made.

5.    Return of Escrowed Items.  In the event the Exchange Agent
      -------------------------
cannot carry out its duties as contemplated in Paragraph 3 above, the Exchange Agent shall promptly return to the Stockholder, the stock certificates representing the shares of Common Stock.

6.    Expenses.  The costs, expenses and charges of the Exchange
      ---------
Agent in performance of its duties hereunder shall be borne by the Optionees.

7.    No Additional Duties of the Exchange Agent.
      -------------------------------------------

       A. The Exchange Agent undertakes to perform such duties and only such duties as are specifically set forth in this Escrow Agreement, and no implied covenants or obligations shall be deemed a part of this Escrow Agreement. The duties of the Exchange Agent hereunder shall be entirely administrative and not discretionary. The Exchange Agent shall be obligated to act only in accordance with written instructions received by it as provided in this Escrow Agreement and it is hereby authorized to comply with any orders, judgments or decrees of any court having jurisdiction over it, and shall not have any liability as a result of its compliance with the same.

       B. In performing any of its duties hereunder, the Exchange Agent shall not incur any liability to anyone for any damages, losses or expenses, except for willful default or negligence, and it shall, accordingly, not incur any such liability with respect to any action taken or omitted in good faith upon advice of its counsel given with respect to any questions relating to the duties and responsibilities of the Exchange Agent under this Agreement.

          Exhibit "C"


       C. If at any time a dispute shall exist as to the duties of the Exchange Agent and the terms hereof, the Exchange Agent may deposit the stock certificates representing the Common Stock with the Clerk of the Palm Beach County Court, State of Florida, and may interplead the parties hereto. Upon so depositing such stock certificates representing the Common Stock and filing its complaint in interpleader, the Exchange Agent shall be completely discharged and released from all further liability or responsibility under the terms hereof. The parties hereto, for themselves, their heirs, successors and assigns, do hereby submit themselves to the jurisdiction of said Court and do hereby appoint the Clerk of said Court as their agent for service of all process in connection with the proceedings mentioned in this paragraph.

       D. The parties hereto hereby agree to indemnify and hold harmless the Exchange Agent against any and all losses, claims, damages, liabilities and expenses, including reasonable costs of investigation and counsel fees and disbursements, which may be imposed upon the Exchange Agent or incurred by the Exchange Agent in connection with its acceptance of appointment as Exchange Agent hereunder or the proper performance of its duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof.

       E. The Exchange Agent may rely absolutely upon the genuineness and authorization of any signature or purported signature appearing to be that of the parties hereto, as the case may be, and upon any instruction, notice, releases, receipt or other document delivered to it pursuant to this Escrow Agreement.

       F. The Exchange Agent may, as a condition to the return of the stock certificates representing the Common Stock require from the parties an acknowledgment of such return, and, upon such return, a release of the Exchange Agent from any liability arising out of the execution or performance of this Escrow Agreement.

8.     Entire Agreement.  No supplement, modification or amendment
       -----------------
of this Escrow Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Escrow Agreement shall be deemed to constitute a waiver of any other provision hereof, whether or not similar, nor shall any such waiver constitute a waiver of any other or subsequent breach. No waiver shall be binding unless executed in writing by the party sought to be charged thereby. Any waiver shall be validly and sufficiently authorized for the purposes of this Escrow Agreement if, as to any party hereto, it is executed by the individual who executed this Escrow
Agreement on behalf of such party.

9.     Counterparts.  This Escrow Agreement may be executed in two
       --------------
or more counterparts, all of which shall be considered one and the same agreement, and this Escrow Agreement shall become a binding agreement when one or more counterparts hereof shall have been signed by each of the parties and delivered to each of the other parties hereto.

          Exhibit "C"


10.   Governing Law.  This Escrow Agreement shall be governed by
      --------------
and construed in accordance with the laws of the State of Florida, venue Palm Beach County, without regard to its rules on conflicts of laws.

11.   Notices. Any notice, request, demand, or communication
      --------
required or permitted to be given by any provision of this Escrow Agreement shall be deemed to have been delivered, given, and received for all purposes if written and (i) if delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) if directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal Service.

If to the Optionees:            At the address set forth next to their
                                name on Schedule 1.1 attached to
                                the Stock Option Agreement

If to the Stockholder:          6041 Pomegranate Lane
                                Woodland Hills, California 91367

If to the Exchange Agent:       David M. Bovi, Esq.
                                David M. Bovi, P.A.
                                319 Clematis Street, Suite 812
                                West Palm Beach, Florida 33401

Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.


      IN WITNESS WHEREOF, the undersigned have executed this Escrow Agreement as of the day and year first above written.

ATTEST:                                 EXCHANGE AGENT:


By:___________________________          By:_________________________
                                           David M. Bovi, President
                                           David M. Bovi, P.A.


ATTEST:                                 STOCKHOLDER:


By:___________________________          _____________________________
                                        Bryan Eggers




               [See Counterpart Signature Pages Attached]

          Exhibit "C"

                        COUNTERPART SIGNATURE PAGE
                                    TO
                             ESCROW AGREEMENT
                          (the "Escrow Agreement")
                            dated March 6, 2002
                             between and among
                       Bryan Eggers, the Stockholder,
                    David M. Bovi, P.A., the Escrow Agent
                                    and
                      the Optionees whose signatures
                appear on the Counterpart Signature Pages thereto
                -------------------------------------------------

     By execution of this Counterpart Signature Page and upon acknowledgment by Joel Arberman, the Stockholder, the undersigned agrees to become a party to and be bound by the terms of the Option Agreement, and the undersigned shall be deemed an "Optionee" under the Option Agreement.


[Individuals]                        [Entities]

______________________________       __________________________________

                                     By:_______________________________
Name: ________________________       Name:_____________________________
                                     Title:____________________________
Date: __________________             Date:_____________________________


                           ACKNOWLEDGMENT:
                           ---------------


     Joel Arberman, the Stockholder, and David M. Bovi, P.A., the
Exchange Agent, hereby acknowledge execution of this Counterpart
Signature Page by the above Optionee(s).

STOCKHOLDER:                           EXCHANGE AGENT:


____________________________           By:____________________________
Bryan Eggers                              David M. Bovi, President
                                          David M. Bovi, P.A.

          Exhibit "C"

                            [EXHIBIT "D"]

                       STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (the "Option Agreement") is entered into as of the 6th day of March, 2002 by and between Joel Arberman (the "Stockholder"); and the persons whose signatures appear on the Counterpart Signature Pages of this Option Agreement (the "Optionees", and each of those persons individually, an "Optionee").

     WHEREAS, the Stockholder is a stockholder of PR Specialists, Inc. a Delaware corporation ("PR Specialists"), and currently owns
1,500,000 shares of common stock of PR Specialists;

     WHEREAS, PR Specialist's common stock currently trades on the over-the-counter bulletin board with an average bid/ask price of approximately $0.10 per share;

     WHEREAS, pursuant to the terms and conditions of that certain exchange agreement of even date hereof (the "PR Specialists/Servitrust Exchange Agreement"), a copy of which is attached hereto as Exhibit A, PR Specialists will exchange shares of its common stock for common stock of Servitrust Corp., a Florida corporation;

     WHEREAS, upon the closing of the PR Specialists/Servitrust Exchange Agreement (the "Closing Event"), the Stockholder wishes to sell and each Optionee wishes to purchase options, whereby during certain exercise dates, the Optionees will be provided the opportunity to purchase up to 1,350,000 of the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions of this Option Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.   Grant of Option for Transfer of Shares of Stock.

     1.1 Stockholder's Option Grant for Transfer of Shares of Stock. In exchange for $35,000.00, the Stockholder shall grant and the Optionees shall acquire, an option (the "Option" or "Options"), whereby during the exercise periods (the "Exercise Periods") described on Schedule 1.1 attached hereto, the Optionees will be provided the opportunity to exercise such Options and purchase c ertain of the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, pursuant to the terms and conditions set forth on Schedule 1.1 attached hereto.

     1.2   Delivery of Stock.  Upon the execution of this Option
Agreement, the Stockholder shall deposit, or cause to be deposited, with the Exchange Agent (as described in the Escrow Agreement, attached hereto as Exhibit B, for the benefit of the Optionees, the Stockholder's certificate(s) representing the fully paid and nonassessable shares of

          Exhibit "D"

common stock of PR Specialists subject to the Options that is to be exchanged for the consideration described in subparagraph 2.1 below.

     1.3 Exercise of Option. In the event an Optionee exercises any part or all of the Options described herein, upon such exercise, (i) the Exchange Agent shall deliver the Stockholder's certificates underlying the exercised Options to the Optionee by hand delivery or by depositing such in the United States mail, postage prepaid. At that same time, the Stockholder shall deliver properly executed stock powers, bank medallion signature guaranteed to the Optionee by hand delivery or by depositing such in the United States mail, postage prepaid.

     1.4 Effective Date. The effective date of the transactions described in this Option Agreement shall be the date of the Closing Event, so long as all of the conditions contained in paragraph 7 of this Option Agreement shall have been satisfied or waived as provided herein (the "Effective
Date").

     1.5 Further Assurances. From and after the Effective Date, the Stockholder and the Optionees shall (i) provide such further assurances to each other, (ii) execute and deliver all such further instruments and papers, (iii) provide such records and information and (iv) take such further action as may be appropriate to carry out the transactions contemplated by and to accomplish the purposes of this Option Agreement.

2.    Consideration for the Transfer of Shares of Stock.

      2.1  Cash Consideration for the Exercise of the Options.
As consideration for the exercise of the Options and the resulting transfer of shares of stock described in subparagraph 1.1 above, an Optionee shall transfer to the Stockholder, on the date the Optionee exercises such Option(s), the consideration described in Schedule 1.1 attached hereto.

     2.2 Delivery of Cash Consideration to the Stockholder. Upon an Optionee's exercise of an Option or Options during an Exercise Period, the Optionee shall deliver the applicable cash consideration described in subparagraph 2.1 to the Stockholder by hand delivery or by depositing such in the United States mail, postage prepaid, to the Stockholder.

     2.3 Exercise of Options. Subject to the limitations set forth in this Option Agreement, in order to exercise the Option or Options granted hereunder, the Optionee shall provide written notice to the Stockholder specifying the number of whole shares of the Stockholder's shares of common stock of PR Specialists the Optionee is purchasing. The written notice shall be provided to the Stockholder pursuant to the procedures described in subparagraph 11.7 below.

          Exhibit "D"

3.    Additional Terms and Conditions.

      3.1 Adjustment. Notwithstanding any adjustments contemplated in the PR Specialists/Servitrust Exchange Agreement, in the event of a stock split, stock dividend, combination of shares or any other change in the common stock of PR Specialists, a dividend or other distribution payable in cash or property, or an exchange of the common stock of PR Specialists for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, liquidation or other similar event, the parties agree that appropriate, proportionate adjustments shall occur with respect to the subject matters and terms contained within this Option Agreement.

     3.2 Option Confers No Rights as Common Stockholder. An Optionee shall not be entitled to any privileges of ownership with respect to shares of common stock of PR Specialists subject to this Option Agreement unless and until such shares are purchased and delivered pursuant to the exercise of an Option or Options, in whole or in part, and the Optionee becomes a stockholder of record with respect to such delivered shares; and the Optionee shall not be considered a stockholder of PR Specialists with respect to any such shares not so purchased and delivered.

4.   Representations and Warranties of the Stockholder. The
Stockholder represents and warrants to the Optionees as follows:

     4.1 Title to Shares of Common Stock of PR Specialists. The Stockholder has good and marketable title to the number of shares of common stock of PR Specialists to be transferred to the Optionees pursuant to subparagraph 1.1 of this Option Agreement. There is no third party lien, claim or interest against such shares, currently or threatened, and such shares are unencumbered.

     4.2   Transferability of Shares of Common Stock of PR
Specialists. The Stockholder has full power and authority to transfer the shares of common stock of PR Specialists to be transferred to the Optionees pursuant to this Option
Agreement, and the execution, delivery and performance of this Option Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

     4.3 No Conflict. The execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Stockholder is a party or by which the Stockholder is bound or of any law, ordinance, regulation, decree or order applicable to the Stockholder, and shall not conflict with any provision of PR Specialists's articles of incorporation, bylaws or other similar documents.

     4.4   No Brokers.   All negotiations relative to the
execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have

          Exhibit "D"

been carried on by each Stockholder in a manner directly with the Optionees, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.

     4.5   No Untrue Statements.   In connection with the
execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby, no statement the Stockholder has made in this Option Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Stockholder to the Optionees pursuant to this Option Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

     4.6 Acknowledgment. The Stockholder acknowledges that the Stockholder has had the benefit of financial and legal advisors with respect to this Option Agreement and that the Stockholder is not relying upon the Optionees or any person on behalf of or retained by the Optionees for any disclosure of information with respect to this Option Agreement. Notwithstanding, nothing in this subparagraph
4.6 shall be a defense to or mitigation of any breach by an Optionee of the Optionee's representations and warranties set forth in this Option Agreement.

5.   Representations and Warranties of the Optionee. Each
Optionee represents and warrants to the Stockholder as follows:

     5.1 Transferability of Consideration. On the Effective Date, the Optionee shall have full power and authority to transfer to the Stockholder the consideration to be transferred to the Stockholder pursuant to subparagraph 1.1 of this Option Agreement. The execution, delivery and performance of this Option Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

     5.2 No Conflict. The execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Optionee is a party or by which the Optionee is bound or of any law, ordinance, regulation, decree or order applicable to the Optionee.

     5.3 No Brokers. All negotiations relative to the execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby have been carried on by the Optionee in a manner directly with each Stockholder, without the intervention of any other person, and shall not give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or similar payment.

          Exhibit "D"

     5.4 No Untrue Statements. In connection with the execution and delivery of this Option Agreement and the consummation of the transactions contemplated hereby, no statement the Optionee has made in this Option Agreement, and no written statement contained in any certificate, schedule or other document required to be furnished by the Optionee to the Stockholder pursuant to this Option Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements not misleading.

6.   Additional Representations and Warranties.

     6.1   Economic Risk; Sophistication. The Optionees and the
Stockholder represent and warrant that they (i) fully understand the nature, scope and duration of this Option
Agreement, and (ii) have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of entering into this Option Agreement, and therefore have the capacity to protect their own interests in connection therewith.

7.   Conditions to Closing.

     7.1 The obligation of the Stockholder to consummate the transactions contemplated in this Option Agreement with each Optionee is subject to the fulfillment or written waiver by the Stockholder prior to or as of the Effective
Date of each of the following conditions:

     (a) Representations and Warranties. All representations and warranties set forth in this Option Agreement shall be true and correct as of the date of this Option
Agreement and as of the Effective Date, as though made as of the Effective Date (except for representations and warranties that, by their express terms, speak to some other date)

     (b) Performance. The Optionees shall have performed in all material respects all obligations required to be performed by it under this Option Agreement at or prior to the Effective Date.

     7.2 The obligation of each Optionee to consummate the transactions contemplated in this Option Agreement is subject to the fulfillment or written waiver by an Optionee prior to or as of the Effective Date of each of the following conditions:

     (a) Representations and Warranties. All representations and warranties set forth in this Option Agreement shall be true and correct as of the date of this Option Agreement and as of the Effective Date, as though made as of the Effective Date (except for representations and warranties that, by their express terms, speak to some other date).

          Exhibit "D"

     (b) Performance. The Stockholder shall have performed in all material respects all obligations required to be performed by it under this Option Agreement at or prior to the Effective Date.

8.   Transfer Documents. The Stockholder and the Optionees shall
(i) make such other agreements and execute such other documents as the parties determine necessary to effectuate the transactions contemplated by this Option Agreement, and
(ii) provide the other party with such additional information and documents as may reasonably be requested in connection with the securities exchanged hereunder, including information necessary to substantiate the tax basis of such securities.

9. Mutual Representation and Warranty. The Stockholder and the Optionees represent and warrant to each other that this Option Agreement is the legal, valid and binding obligation of each party hereto, enforceable against each Optionee or the Stockholder, as the case may be, in accordance with the terms hereof.

10.  Termination and Effect.

     10.1 Mutual Consent. This Option Agreement may be terminated and the transactions contemplated herein may be abandoned if, at any time prior to the Effective Date, by mutual consent of the Optionees and the Stockholder.

     10.2 Failure to Close. This Option Agreement shall be terminated and the transactions contemplated herein shall be abandoned if the Closing Event does not occur by April 30, 2002 (the "Termination Date"), which is the "Drop Dead Date" described in the PR Specialists/Servitrust Exchange
Agreement. The parties agree, however, that in the event the parties to the PR Specialists/Servitrust Exchange
Agreement agree to extend such "Drop Dead Date", then the Termination Date described in this subparagraph 10.2 shall be extended to the date which is the same date as the extended "Drop Dead Date".

     10.3  Effect of Termination. In the event this Option
Agreement is terminated and the transactions contemplated herein are abandoned for any reason other than as set forth in subparagraphs 10.1 or 10.2 hereof, such termination will not relieve the breaching party from liability for any willful breach of this Agreement giving rise to such termination.

11.  Miscellaneous.

     11.1 Survival of Representations and Warranties; Limitation of Liability. The representations and warranties of each of the parties contained herein shall survive the execution and delivery hereof, and performance of obligations hereunder, and continue in full force and effect forever hereafter (subject to any applicable statutes of limitations).

          Exhibit "D"

     11.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person or entity other than the parties and their respective successors, assigns, heirs or legal representatives, as the case may be.

     11.3 Entire Agreement. This Option Agreement (including the documents referred to herein and the Schedules hereto) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

     11.4 Succession and Assignment. This Option Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors, assigns, heirs or legal representatives, as the case may be.

     11.5 Counterparts. This Option Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     11.6 Headings. The paragraph and subparagraph headings contained in this Option Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Option Agreement.

     11.7 Notices. Any notice, request, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered, given, and received for all purposes if written and if (i) delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal
Service.

     If to Stockholder:    Mr. Joel Arberman
                           6041 Pomegranate Lane
                           Woodland Hills, California 91367

     If to Optionee:       With respect to the Optionees, at the
                           address set forth next to their name
                           on Schedule 1.1.

     Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.

     11.8 Governing Law. This Option Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Florida.

          Exhibit "D"

     11.9 Amendments and Waivers. No amendment of any provision of this Option Agreement shall be valid unless the same shall be in writing and signed by each of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     11.10 Severability. Any term or provision of this Option Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     11.11 Conflict of Terms. In the event of a conflict of terms and conditions between this Option Agreement and any other agreement, the terms and conditions of this Option
Agreement shall prevail.

     11.12  General Interpretive Principles. For purposes of this
Option Agreement, except as otherwise expressly provided or unless the context otherwise requires:

     (a) The terms defined in this Option Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;
     (b) Accounting terms not otherwise defined herein have the meanings given to them in accordance with generally accepted accounting principles;
     (c) References herein to "paragraphs", "subparagraphs" and other subdivisions without reference to a document are to designated paragraphs, subparagraphs and other subdivisions of this Option Agreement;
     (d) A reference to a subparagraph without further reference to a paragraph is a reference to such subparagraph as contained in the same paragraph in which the reference appears;
     (e) The words "herein", "hereof", "hereunder" and other words of similar import refer to this Option Agreement as a whole and not to any particular provision; and
     (f) The term "include" or "including" shall mean without limitation by reason of enumeration.

          Exhibit "D"

     11.13 Incorporation of Schedules. The schedules identified in this Option Agreement are incorporated herein by reference and made a part hereof.

     In Witness, the parties have duly executed this Option Agreement as of the date first above written.

                                           STOCKHOLDER:


____________________                       ________________________
Name:_______________                       Joel Arberman



            [See Counterpart Signature Pages Attached]

          Exhibit "D"

                  COUNTERPART SIGNATURE PAGE
                              TO
                    STOCK OPTION AGREEMENT
                   (the "Option Agreement")
                     dated March 6, 2002
                      between and among
                Joel Arberman, the Stockholder
                              and
              the Optionees whose signatures
      appear on the Counterpart Signature Pages thereto
      -------------------------------------------------

     By execution of this Counterpart Signature Page and upon acknowledgment by Joel Arberman, the Stockholder, the undersigned agrees to become a party to and be bound by the terms of the Option Agreement, and the undersigned shall be deemed an "Optionee" under the Option Agreement.


[Individuals]                        [Entities]

______________________________       __________________________________

                                     By:_______________________________
Name: ________________________       Name:_____________________________
                                     Title:____________________________
Date: __________________             Date:_____________________________


                           ACKNOWLEDGMENT:
                           ---------------

     Joel Arberman, the Stockholder, hereby acknowledges execution of this Counterpart Signature Page by the above Optionee(s).


                                      STOCKHOLDER:


                                      ____________________________
                                      Joel Arberman

          Exhibit "D"

                            Schedule 1.1

                    Transfer of Shares of Stock

     Pursuant to the terms of the Option Agreement, on the Effective Date, in exchange for $35,000 cash, the Stockholder shall grant and each Optionee shall acquire, the Option(s), whereby during the Exercise Periods described below, each Optionee will be provided the opportunity to exercise such Option(s) and purchase the Stockholder's shares of common stock of PR Specialists in exchange for cash consideration, all pursuant to the terms and conditions set forth below.

     Pursuant to the terms of the Option Agreement, the Optionee (or his agent) agrees to deliver to the Stockholder (or his agent) all of the consideration set forth next to such Optionee's name. Also, pursuant to the terms of the Option Agreement, the Stockholder (or his agent) agrees to deliver to the Optionee (or his agent) the Stockholder's original PR Specialists common stock share certificates, along with any necessary stock transfer stamps and duly executed stock powers in a form satisfactory to the Optionee (or his agent).


Name and Address                 No of shares of    Per Share        Total             Exercise Period
of Optionee                      Stockholder's      Consideration    Consideration     From-To
                                 PR Specialists     to be Paid       to be Paid
                                 common stock       Upon Exercise    Upon Full
                                 under Option       Option $         Exercise of
                                                                     Option $
-------------------------------------------------------------------------------------------------------
Barry Kaplan                        27,551            $0.10             $2,755.10      5/1/02-7/5/02
934 N. University Drive, #158       27,551            $0.10             $2,755.10      7/6/02-8/5/02
Coral Springs, FL 33071             27,551            $0.10             $2,755.10      8/6/02-9/5/02
                                    27,551            $0.10             $2,755.10      9/6/02-10/6/02
                                    27,551            $0.10             $2,755.10      10/7/02-11/6/02
                                    27,551            $0.10             $2,755.10      11/7/02-12/7/02
                                    27,551            $0.10             $2,755.10      12/8/02-1/7/03
------------------------------------------------------------------------------------------------------
Allen W. Gelman                     27,551            $0.10             $2,755.10      5/1/02-7/5/02
728 NW 177th Avenue                 27,551            $0.10             $2,755.10      7/6/02-8/5/02
Pembroke Pines, FL 33029            27,551            $0.10             $2,755.10      8/6/02-9/5/02
                                    27,551            $0.10             $2,755.10      9/6/02-10/6/02
                                    27,551            $0.10             $2,755.10      10/7/02-11/6/02
                                    27,551            $0.10             $2,755.10      11/7/02-12/7/02
                                    27,551            $0.10             $2,755.10      12/8/02-1/7/03
------------------------------------------------------------------------------------------------------
Jeffery C. Taylor                   27,551            $0.10             $2,755.10      5/1/02-7/5/02
90 Edgewater Dr., PH 24             27,551            $0.10             $2,755.10      8/6/02-9/5/02
Coral Gables, FL 33133              27,551            $0.10             $2,755.10      7/6/02-8/5/02
                                    27,551            $0.10             $2,755.10      9/6/02-10/6/02
                                    27,551            $0.10             $2,755.10      10/7/02-11/6/02
                                    27,551            $0.10             $2,755.10      11/7/02-12/7/02
                                    27,551            $0.10             $2,755.10      12/8/02-1/7/03
------------------------------------------------------------------------------------------------------

          Exhibit "D"

-------------------------------------------------------------------------------------------------------
Nelson Family Trust,                27,551            $0.10             $2,755.10      5/1/02-7/5/02
Douglas Nelson, Trustee             27,551            $0.10             $2,755.10      8/6/02-9/5/02
375 Falls Point Trail               27,551            $0.10             $2,755.10      7/6/02-8/5/02
Alpharetta, Georgia                 27,551            $0.10             $2,755.10      9/6/02-10/6/02
30022                               27,551            $0.10             $2,755.10      10/7/02-11/6/02
                                    27,551            $0.10             $2,755.10      11/7/02-12/7/02
                                    27,551            $0.10             $2,755.10      12/8/02-1/7/03
------------------------------------------------------------------------------------------------------
William Bosso,                      27,551            $0.10             $2,755.10      5/1/02-7/5/02
400 Hampton View Court              27,551            $0.10             $2,755.10      8/6/02-9/5/02
Alpharetta, Georgia                 27,551            $0.10             $2,755.10      7/6/02-8/5/02
30004                               27,551            $0.10             $2,755.10      9/6/02-10/6/02
                                    27,551            $0.10             $2,755.10      10/7/02-11/6/02
                                    27,551            $0.10             $2,755.10      11/7/02-12/7/02
                                    27,551            $0.10             $2,755.10      12/8/02-1/7/03
------------------------------------------------------------------------------------------------------
Rudolph Services                    27,551            $0.10             $2,755.10      5/1/02-7/5/02
Group, Inc.                         27,551            $0.10             $2,755.10      8/6/02-9/5/02
780 S. Sapadilla Avenue             27,551            $0.10             $2,755.10      7/6/02-8/5/02
Suite 406                           27,551            $0.10             $2,755.10      9/6/02-10/6/02
West Palm Beach,                    27,551            $0.10             $2,755.10      10/7/02-11/6/02
Florida 33401                       27,551            $0.10             $2,755.10      11/7/02-12/7/02
                                    27,551            $0.10             $2,755.10      12/8/02-1/7/03
------------------------------------------------------------------------------------------------------
Mario Chang                         27,551            $0.10             $2,755.10      5/1/02-7/5/02
13337 South Street                  27,551            $0.10             $2,755.10      8/6/02-9/5/02
Suite 188                           27,551            $0.10             $2,755.10      7/6/02-8/5/02
Cerritos, California                27,551            $0.10             $2,755.10      9/6/02-10/6/02
90703-7300                          27,551            $0.10             $2,755.10      10/7/02-11/6/02
                                    27,551            $0.10             $2,755.10      11/7/02-12/7/02
                                    27,551            $0.10             $2,755.10      12/8/02-1/7/03
------------------------------------------------------------------------------------------------------

          Exhibit "D"


                            ESCROW AGREEMENT

     THIS ESCROW AGREEMENT ("Escrow Agreement") is entered into as of the 6th day of March, 2002 by and between Joel Arberman (the "Stockholder"); and the persons whose signatures appear on the Counterpart Signature Pages of this Escrow Agreement (the "Optionees", and each of those persons individually, an "Optionee"); and David M. Bovi, P.A. (the "Exchange Agent"); all in connection with that certain Stock Option Agreement, between the Stockholder and the Optionees, of even date hereof ("Stock Option Agreement").

                              WITNESSETH:

     WHEREAS, subject to the terms and conditions of the Stock Option Agreement, on the "Effective Date" (as defined in the Stock Option Agreement), the Stockholder shall grant and each Optionee shall acquire, an option (the "Option" or "Options"), whereby during the exercise periods described on Schedule 1.1 attached thereto, each Optionee will be provided the opportunity to exercise such Options and purchase certain of the Stockholder's common stock of PR Specialists, Inc. ("Common Stock").

     WHEREAS, subject to the terms and conditions of the Stock Option Agreement, the Exchange Agent shall hold in escrow the stock certificates representing the Common Stock.

     NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1.   Recitals.   The recitals above are hereby incorporated by
     ---------
reference and made a part hereof.

2.   Appointment as Exchange Agent. David M. Bovi, P.A. is
     ------------------------------
hereby appointed and it hereby agrees to serve as the Exchange Agent on the terms and conditions hereinafter set forth.

3.   Duties of Exchange Agent.  The Exchange Agent shall perform
     -------------------------
the following duties on the dates described below, as defined in the Stock Option Agreement:

     A. On the Effective Date, the Exchange Agent shall accept into its Attorney Trust Account from the Stockholder all of the stock certificates representing the Common Stock. Upon the Exchange Agent's receipt of such, the Exchange Agent shall acknowledge in writing to the Stockholder the receipt thereof and shall hold such in accordance with the terms of this Escrow Agreement.

     B. Upon the Exchange Agent's proper notification of an Optionee's exercise of an Option or Options during an applicable Exercise Period, without any further action on the part of the Optionee or the Stockholder, the Exchange Agent shall deliver to each Optionee the stock certificates representing the Common Stock, as described on Schedule 1.1 attached to the Stock Option Agreement.

     C. The parties hereto agree that each closing between each Optionee and the Stockholder shall be deemed to be a separate and distinct transaction, and that the

          Exhibit "D"

            failure of one such closing transaction to occur between an Optionee and the Stockholder, for any reason whatsoever, shall not affect any other closing between the Stockholder and any other Optionee.

     D. Upon the expiration of the exercise period of any unexercised Option, without further action by any party, the Exchange Agent shall promptly return to the Stockholder, the stock certificates representing the shares of Common Stock, that was underlying the expired Option.

     E. Upon the performance of the duties described above, the Exchange Agent shall, without further action by any party, be released from all duties hereunder. The Exchange Agent shall have no responsibility under this Agreement except for the performance of its express duties hereunder.

4.   Reliance by Exchange Agent.  The Exchange Agent shall not
     ---------------------------
be responsible for the genuineness of any certificate or signature, and may rely exclusively upon and shall not incur any liability by acting in reliance upon any notice, affidavit, request, consent, or other instrument believed by the Exchange Agent, in good faith, to be genuine and otherwise duly authorized and properly made.

5.   Return of Escrowed Items.  In the event the Exchange Agent
     -------------------------
cannot carry out its duties as contemplated in Paragraph 3 above, the Exchange Agent shall promptly return to the Stockholder, the stock certificates representing the shares of Common Stock.

6.   Expenses.  The costs, expenses and charges of the Exchange
     ---------
Agent in performance of its duties hereunder shall be borne by the Optionees.

7.   No Additional Duties of the Exchange Agent.
     -------------------------------------------

     A. The Exchange Agent undertakes to perform such duties and only such duties as are specifically set forth in this Escrow Agreement, and no implied covenants or obligations shall be deemed a part of this Escrow Agreement. The duties of the Exchange Agent hereunder shall be entirely administrative and not discretionary. The Exchange Agent shall be obligated to act only in accordance with written instructions received by it as provided in this Escrow Agreement and it is hereby authorized to comply with any orders, judgments or decrees of any court having jurisdiction over it, and shall not have any liability as a result of its compliance with the same.

     B. In performing any of its duties hereunder, the Exchange Agent shall not incur any liability to anyone for any damages, losses or expenses, except for willful default or negligence, and it shall, accordingly, not incur any such liability with respect to any action taken or omitted in good faith upon advice of its counsel given with respect to any questions relating to the duties and responsibilities of the Exchange Agent under this Agreement.

          Exhibit "D"

     C. If at any time a dispute shall exist as to the duties of the Exchange Agent and the terms hereof, the Exchange Agent may deposit the stock certificates representing the Common Stock with the Clerk of the Palm Beach County Court, State of Florida, and may interplead the parties hereto. Upon so depositing such stock certificates representing the Common Stock and filing its complaint in interpleader, the Exchange Agent shall be completely discharged and released from all further liability or responsibility under the terms hereof. The parties hereto, for themselves, their heirs, successors and assigns, do hereby submit themselves to the jurisdiction of said Court and do hereby appoint the Clerk of said Court as their agent for service of all process in connection with the proceedings mentioned in this paragraph.

     D. The parties hereto hereby agree to indemnify and hold harmless the Exchange Agent against any and all losses, claims, damages, liabilities and expenses, including reasonable costs of investigation and counsel fees and disbursements, which may be imposed upon the Exchange Agent or incurred by the Exchange Agent in connection with its acceptance of appointment as Exchange Agent hereunder or the proper performance of its duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof.

     E. The Exchange Agent may rely absolutely upon the genuineness and authorization of any signature or purported signature appearing to be that of the parties hereto, as the case may be, and upon any instruction, notice, releases, receipt or other document delivered to it pursuant to this Escrow Agreement.

     F. The Exchange Agent may, as a condition to the return of the stock certificates representing the Common Stock require from the parties an acknowledgment of such return, and, upon such return, a release of the Exchange Agent from any liability arising out of the execution or performance of this Escrow Agreement.


8.   Entire Agreement.  No supplement, modification or amendment
     -----------------
of this Escrow Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Escrow Agreement shall be deemed to constitute a waiver of any other provision hereof, whether or not similar, nor shall any such waiver constitute a waiver of any other or subsequent breach. No waiver shall be binding unless executed in writing by the party sought to be charged thereby. Any waiver shall be validly and sufficiently authorized for the purposes of this Escrow Agreement if, as to any party hereto, it is executed by the individual who executed this Escrow
Agreement on behalf of such party.

9.   Counterparts.  This Escrow Agreement may be executed in two
     -------------
or more counterparts, all of which shall be considered one and the same agreement, and this Escrow Agreement shall become a binding agreement when one or more counterparts hereof shall have been signed by each of the parties and delivered to each of the other parties hereto.

          Exhibit "D"

10.  Governing Law.  This Escrow Agreement shall be governed by
     --------------
and construed in accordance with the laws of the State of Florida, venue Palm Beach County, without regard to its rules on conflicts of laws.

11.  Notices. Any notice, request, demand, or communication
     --------
required or permitted to be given by any provision of this Escrow Agreement shall be deemed to have been delivered, given, and received for all purposes if written and (i) if delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) if directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal
Service.

If to the Optionees:          At the address set forth next to their
                              name on Schedule 1.1 attached to
                              the Stock Option Agreement

If to the Stockholder:        8384 Roswell Road, Suite K
                              Atlanta, Georgia 30350

If to the Exchange Agent:     David M. Bovi, Esq.
                              David M. Bovi, P.A.
                              319 Clematis Street, Suite 812
                              West Palm Beach, Florida 33401

Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.


     IN WITNESS WHEREOF, the undersigned have executed this Escrow Agreement as of the day and year first above written.

ATTEST:                                 EXCHANGE AGENT:


By:___________________________          By:_________________________
                                           David M. Bovi, President
                                           David M. Bovi, P.A.


ATTEST:                                 STOCKHOLDER:


By:___________________________          _____________________________
                                        Joel Arberman




               [See Counterpart Signature Pages Attached]

          Exhibit "D"



                        COUNTERPART SIGNATURE PAGE
                                    TO
                             ESCROW AGREEMENT
                          (the "Escrow Agreement")
                            dated March 6, 2002
                             between and among
                       Joel Arberman, the Stockholder,
                    David M. Bovi, P.A., the Escrow Agent
                                    and
                      the Optionees whose signatures
                appear on the Counterpart Signature Pages thereto
                -------------------------------------------------

     By execution of this Counterpart Signature Page and upon acknowledgment by Joel Arberman, the Stockholder, the undersigned agrees to become a party to and be bound by the terms of the Option Agreement, and the undersigned shall be deemed an "Optionee" under the Option Agreement.


[Individuals]                        [Entities]

______________________________       __________________________________

                                     By:_______________________________
Name: ________________________       Name:_____________________________
                                     Title:____________________________
Date: __________________             Date:_____________________________


                           ACKNOWLEDGMENT:
                           ---------------


     Joel Arberman, the Stockholder, and David M. Bovi, P.A., the
Exchange Agent, hereby acknowledge execution of this Counterpart
Signature Page by the above Optionee(s).

STOCKHOLDER:                           EXCHANGE AGENT:


____________________________           By:____________________________
Joel Arberman                             David M. Bovi, President
                                          David M. Bovi, P.A.

          Exhibit "D"